Exhibit 99.1

Rogers Reports Third Quarter 2010 Financial and Operating Results

Revenue and Adjusted Operating Profit Increase 3% with 39% Margins, 16% Growth in Free Cash Flow and 24% Growth in Free Cash Flow per Share Compared to Third Quarter 2009;

Wireless Activates and Upgrades a Record 529,00 Smartphones in Quarter;

Wireless Data Revenue Growth Continues Strong at 28%, while the Addition of Cable Total Service Units Accelerates from Third Quarter 2009;

$522 Million of Cash Returned to Rogers Shareholders in Dividends and Share Buybacks During Third Quarter

TORONTO (October 26, 2010) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2010.

Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue	$3,118	$3,036	3	$9,034	$8,674	4
Operating profit(1)	1,164	1,152	1	3,468	3,267	6
Net income	370	485	(24)	1,201	1,168	3
Basic and diluted net income per share	$0.64	$0.79	(19)	$2.06	$1.86	11

As adjusted:(2)
Operating profit(1)	$1,216	$1,181	3	$3,579	$3,269	9
Net income	476	505	(6)	1,348	1,173	15
Basic and diluted net income per share	$0.83	$0.82	1	$2.32	$1.87	24

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) other items; and (v) in respect of net income and net income per share, loss on the repayment of long-term debt, debt issuance costs and the related income tax impact of the above amounts.

“The third quarter 2010 results demonstrate continued steady growth in new subscribers, revenues and free cash flow, and the return of significant amounts of cash to our shareholders through dividends and share buybacks,” said Nadir Mohamed, President and CEO of Rogers Communications Inc.  “Importantly, we continued to make significant investments in both customer retention initiatives and opportunistic acquisitions consistent with our strategic priorities to support the future growth of the business.”

Rogers Communications Inc.	1	Third Quarter 2010

Highlights of the third quarter of 2010 include the following:

•
Generated consolidated quarterly revenue growth of 3%, with Wireless network revenue growth of 4%, and revenue growth of 3% in Cable Operations and 3% in Media, versus the same quarter last year. Cable Operations and Media adjusted operating profit increased by 13% and 6%, respectively, partially offset by the modest decline in Wireless reflecting the related costs attributable to the significant year-over-year increase in smartphone activations and upgrades this quarter. Revenue growth and cost reduction initiatives combined to keep adjusted operating profit margin steady at 39.0% year-over-year on a consolidated basis, with Cable Operations margins increasing to 46.2% from 42.0%, and Media margins increasing to 10.1% from 9.9%, partially offset by Wireless network margins decreasing to 48.3% from 51.4% as a result of increased smartphone costs through stronger activations and upgrades.

•
Wireless network revenue growth was fuelled by data revenue growth of 28% and net subscriber additions of 211,000. Wireless data revenue now comprises 28% of Wireless network revenue and was helped by the activation and upgrade of a record 529,000 additional smartphones during the quarter, predominantly BlackBerry, iPhone and Android devices, of which approximately 33% were for subscribers new to Wireless, compared to 370,000 in the prior year quarter. The number of new Smartphone subscribers was the second highest ever in a quarter.  This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 37% of the overall postpaid subscriber base as at September 30, 2010, up from 28% as at September 30, 2009.

•
Wireless launched the next generation Apple iPhone 4 that includes new features such as video calling, higher-resolution display, multi-tasking and HD video recording. Wireless upgraded 61% more iPhones than in the third quarter of 2009.

•
Sony Canada and Rogers announced the integration of Rogers’ wireless, Internet, and cable products and services into its Sony Style retail stores, where customers can now select from a wide variety of Rogers services, devices and product bundles.

•
Wireless announced the launch of technical trials of Long Term Evolution (“LTE”) wireless network technology,  a fourth generation (“4G”) wireless technology that enables network at speeds of up to 150 Mbps.  Through this trial we will determine how LTE technology performs across a variety of spectrum frequencies in urban, suburban, and rural environments. In addition, we will verify LTE throughput speeds, performance quality, and interoperability of LTE with our existing HSPA+ network.

•
Cable grew total service units (television, Internet and telephony subscribers) by 54,000 during the quarter or 8% faster than the third quarter of 2009, with Internet subscriber penetration now at 72% of television subscribers and residential voice-over-cable telephony penetration at 43% of television subscribers.

•
Rogers announced the acquisition of Atria Networks on October 5, 2010, one of Ontario’s largest fibre-optic networks, which will augment the Rogers Business Solutions (“RBS”) small and medium sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2011.

Rogers Communications Inc.	2	Third Quarter 2010

•
Cable divested certain assets related to its remaining circuit-switched operations, including co-location sites and related equipment.  In addition, the remaining residential circuit-switched lines in Cable Operations will be transferred to a third party reseller over the next six months approximately.  The portion of RBS business customer lines provisioned over these circuit-switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

•
Cable announced that its Rogers On Demand Online broadband video distribution platform, Canada’s leading on-demand portal, now carries over 10,000 hours of primetime TV, movies, series and sports entertainment from hundreds of top studios and networks, including the recent addition of on-demand programming from Sony, Disney, HBO, Showtime, and more.

•
Rogers announced the appointment of Keith Pelley as the President of Rogers Media succeeding retiring President Tony Viner.  Pelley joins Rogers from CTV and most recently was President of Canada’s highly successful Olympic Broadcast Media Consortium. He previously served as President of the Toronto Argonauts and of the TSN sports specialty channel.

•
Media announced a 10-year programming partnership with Alberta’s two NHL teams, the Edmonton Oilers and Calgary Flames, and the launch of a new national sports network called Sportsnet ONE that will feature extensive live-event programming, including professional hockey, basketball, baseball and soccer.

•
Rogers issued an aggregate $1.7 billion of public debt in the third quarter with the August 2010 issuance of $800 million of 6.11% Senior Notes due 2040 and the September 2010 issue of $900 million of 4.70% Senior Notes due 2020.

•
In August 2010, Rogers redeemed all three of our public debt issues maturing in 2011, including US$490 million of 9.625% Senior Notes, $460 million of 7.625% Senior Notes and $175 million of 7.25% Senior Notes. The total cash outlay, including redemption premiums and costs to terminate the associated Derivatives, was $1,499 million.

•
For the quarter, free cash flow, defined as adjusted operating profit less property, plant and equipment expenditures and interest, was $607 million representing an increase of 16% from the same quarter last year. On a per share basis, free cash flow increased by 24% over the same period reflecting share buybacks over the past year which decreased the base of outstanding shares.

•
Rogers repurchased 9.0 million RCI Class B Non-Voting shares for $335 million during the quarter under our $1.5 billion share buyback authorization and paid dividends on our common shares totalling $187 million. Also, we plan to introduce shortly a new dividend reinvestment plan (“DRIP”), whereby Rogers investors are able to automatically reinvest their quarterly dividends to purchase additional Rogers Class B common shares.

This management’s discussion and analysis (“MD&A”), which is current as of October 25, 2010, should be read in conjunction with our Third Quarter 2010 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2009.

Rogers Communications Inc.	3	Third Quarter 2010

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•
“Wireless”, which refers to our wireless communications operations, included in Rogers Communications Partnership (“RCP”), formerly Rogers Wireless Partnership (“RWP”), and Fido Solutions Inc. (“Fido”);

•
“Cable”, which refers to our cable communications operations, included in Rogers Communications Partnership (“RCP”), formerly Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the Rogers Sportsnet and Sportsnet ONE television networks, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

On July 1, 2010, the Company’s shared services and substantially all of Cable and Wireless operations were consolidated into Rogers Communications Partnership. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities”.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Third Quarter 2010

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless	$1,822	$1,760	4	$5,184	$4,920	5
Cable
Cable Operations	797	773	3	2,376	2,279	4
RBS	146	126	16	419	379	11
Rogers Retail	89	97	(8)	264	289	(9)
Corporate items and eliminations	(12)	(7)	71	(38)	(18)	111
	1,020	989	3	3,021	2,929	3
Media	376	364	3	1,073	1,014	6
Corporate items and eliminations	(100)	(77)	30	(244)	(189)	29
Total	3,118	3,036	3	9,034	8,674	4

Adjusted operating profit (loss)(1)
Wireless	823	846	(3)	2,470	2,298	7
Cable
Cable Operations	368	325	13	1,051	962	9
RBS	11	8	38	28	30	(7)
Rogers Retail	-	(4)	n/m	(12)	(7)	71
	379	329	15	1,067	985	8
Media	38	36	6	112	63	78
Corporate items and eliminations	(24)	(30)	(20)	(70)	(77)	(9)
Adjusted operating profit(1)	1,216	1,181	3	3,579	3,269	9
Stock-based compensation recovery (expense)(2)	(40)	(6)	n/m	(74)	62	n/m
Integration and restructuring expenses(3)	(8)	(11)	(27)	(18)	(52)	(65)
Other items, net(4)	(4)	-	n/m	(19)	-	n/m
Contract termination fees(5)	-	(12)	n/m	-	(12)	n/m
Operating profit(1)	1,164	1,152	1	3,468	3,267	6
Other income and expense, net(6)	794	667	19	2,267	2,099	8
Net income	$370	$485	(24)	$1,201	$1,168	3

Basic and diluted net income per share	$0.64	$0.79	(19)	$2.06	$1.86	11

As adjusted:(1)
Net income	$476	$505	(6)	$1,348	$1,173	15
Basic and diluted net income per share	$0.83	$0.82	1	$2.32	$1.87	24

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$186	$221	(16)	$591	$599	(1)
Cable
Cable Operations	177	180	(2)	454	440	3
RBS	11	10	10	25	27	(7)
Rogers Retail	1	3	(67)	5	9	(44)
	189	193	(2)	484	476	2
Media	15	11	36	29	41	(29)
Corporate	52	66	(21)	143	168	(15)
Total	$442	$491	(10)	$1,247	$1,284	(3)

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and nine months ended September 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) transaction costs incurred and the integration of Blink Communications Inc. (“Blink”); and iv) the closure of certain Rogers Retail stores. In the three and nine months ended September 30, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the then current economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores.

(4)	Relates to resolution of obligations and accruals relating to prior periods.
(5)	Relates to the termination of a Blue Jays player contract prior to the end of the contract term.
(6)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	5	Third Quarter 2010

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Postpaid	$1,624	$1,562	4	$4,698	$4,424	6
Prepaid	79	83	(5)	219	223	(2)
Network revenue	1,703	1,645	4	4,917	4,647	6
Equipment sales	119	115	3	267	273	(2)
Total operating revenue	1,822	1,760	4	5,184	4,920	5

Operating expenses before the undernoted
Cost of equipment sales	341	272	25	821	751	9
Sales and marketing expenses	175	155	13	438	444	(1)
Operating, general and administrative expenses	483	487	(1)	1,455	1,427	2
	999	914	9	2,714	2,622	4
Adjusted operating profit(2)	823	846	(3)	2,470	2,298	7
Stock-based compensation recovery (expense) (3)	(7)	(3)	133	(14)	5	n/m
Integration and restructuring expenses(4)	(3)	(5)	(40)	(4)	(14)	(71)
Other items, net(5)	-	-	n/m	(10)	-	n/m
Operating profit(2)	$813	$838	(3)	$2,442	$2,289	7

Adjusted operating profit margin as % of network revenue(2)	48.3%	51.4%		50.2%	49.5%

Additions to PP&E(2)	$186	$221	(16)	$591	$599	(1)

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in Wireless’ results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three and nine months ended September 30, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and nine months ended September 30, 2009, costs incurred relate to severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization.

(5)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	6	Third Quarter 2010

Summarized Wireless Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2010	2009	Chg	2010	2009	Chg

Postpaid
Gross additions	387	381	6	986	1,043	(57)
Net additions	125	167	(42)	270	419	(149)
Total postpaid retail subscribers (1)	7,293	6,869	424	7,293	6,869	424
Average monthly revenue per user ("ARPU")(2)	$74.98	$76.79	$(1.81)	$73.53	$74.08	$(0.55)
Average monthly minutes of usage	544	580	(36)	559	585	(26)
Monthly churn	1.21%	1.06%	0.15%	1.12%	1.05%	0.07%

Prepaid
Gross additions	217	171	46	510	436	74
Net additions	86	43	43	73	5	68
Total prepaid retail subscribers	1,588	1,496	92	1,588	1,496	92
ARPU(2)	$17.10	$18.80	$(1.70)	$16.10	$16.84	$(0.74)
Average monthly minutes of usage	107	127	(20)	108	122	(14)
Monthly churn	2.84%	2.93%	(0.09%)	3.23%	3.27%	(0.04%)

Total Postpaid and Prepaid
Gross additions	604	552	52	1,496	1,479	17
Net additions	211	210	1	343	424	(81)
Total postpaid and prepaid retail subscribers	8,881	8,365	516	8,881	8,365	516
Monthly churn	1.50%	1.39%	0.11%	1.49%	1.45%	0.04%

Blended ARPU(2)	$64.80	$66.45	$(1.65)	$63.45	$63.70	$(0.25)
Blended average monthly minutes of usage	465	498	(33)	478	499	(21)

(1)
Included in postpaid subscribers at September 30, 2010 are 44,000 postpaid retail subscribers acquired from Cityfone on July 9, 2010. These subscribers are not included in net additions for the three and nine months ended September 30, 2010.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

The modest year-over-year increase in net subscriber additions for the quarter primarily reflects increased prepaid subscriber additions offset by an increase in the level of postpaid churn associated with heightened competitive intensity. The increase in prepaid subscriber additions was the result of Wireless’ launch of its urban zone-based unlimited voice and text ‘chatr’ product and also its continued offering from earlier in the summer of prepaid wireless service plans for Apple’s recently introduced touch screen tablet computer, the iPad. In addition, Wireless introduced prepaid Rocket stick wireless data plans that offer the same speed and reliability as existing postpaid plans but designed for customers seeking the convenience of prepaid online credit card activation.

During the third quarter ended September 30, 2010, we acquired British Columbia based wireless service reseller Cityfone, a wholesale customer of Wireless.  The Cityfone customer base of approximately 44,000 subscribers was added as an adjustment to Wireless’ postpaid subscriber base during the quarter.

The increase in network revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended ARPU decreased by 2.5%, which reflects higher wireless data, feature and long-distance revenues, more than offset by declines in roaming, out-of-plan usage, and network access fee revenues. These decreases reflect a combination of factors, including the creation over the past year of voice and data roaming value plans for frequent travelers, continued economic softness, and general competitive intensity.

Rogers Communications Inc.	7	Third Quarter 2010

For the three and nine months ended September 30, 2010, wireless data revenue increased by approximately 28% and 35%, respectively, over the corresponding periods of 2009, to $477 million and $1,328 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For the three and nine months ended September 30, 2010, data revenue represented approximately 28% and 27% of total network revenue, respectively,  compared to approximately 23% and 21% in the corresponding periods of 2009.

Wireless activated and upgraded approximately 529,000 smartphones, predominately iPhone, BlackBerry and Android devices, of which approximately 33% were for subscribers new to Wireless, during the three months ended September 30, 2010, compared to approximately 370,000 smartphones in the third quarter of 2009. This resulted in subscribers with smartphones representing 37% of the overall postpaid subscriber base compared to 28% as at September 30, 2009. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers.

Wireless Equipment Sales

The year-over-year increase for the three months ended September 30, 2010, in the equipment sales component of revenue, including activation fees and net of equipment subsidies, versus the corresponding period of 2009, reflects the increase in the number of iPhone sales due to the availability of the new iPhone 4 during the third quarter of 2010, as well as increases in the number of BlackBerry and Android devices activated during the same period. The year-over-year decrease for the nine months ended September 30, 2010, versus the corresponding period of 2009, reflects fluctuations in the mix, volumes, and subsidy levels associated with device sales to new and upgrading subscribers.

Wireless Operating Expenses

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Operating expenses
Cost of equipment sales	$341	$272	25	$821	$751	9
Sales and marketing expenses	175	155	13	438	444	(1)
Operating, general and administrative expenses	483	487	(1)	1,455	1,427	2
Operating expenses before the undernoted	999	914	9	2,714	2,622	4
Stock-based compensation expense (recovery)(1)	7	3	133	14	(5)	n/m
Integration and restructuring expenses(2)	3	5	(40)	4	14	(71)
Other items, net(3)	-	-	n/m	10	-	n/m
Total operating expenses	$1,009	$922	9	$2,742	$2,631	4

(1)	See the section entitled “Stock-based Compensation”.
(2)
In the three and nine months ended September 30, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and nine months ended September 30, 2009, costs incurred relate to severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization.

(3)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	8	Third Quarter 2010

The increase in cost of equipment sales for the three months and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was primarily the result of an increase in hardware upgrade units versus the prior periods and a continued increase in the smartphone mix.  A large number of existing iPhone subscribers becoming eligible for hardware upgrades combined with limited promotional offers coinciding with the launch of the iPhone 4 drove a 61% increase in the number of iPhone upgrades versus the corresponding period of the prior year.

Sales and marketing expenses increased 13% for the three months ended September 30, 2010, compared to the corresponding period of 2009, due to increased spending on advertising and promotion costs for new marketing campaigns, including the launch of the new chatr brand, higher data activations, and higher dealer compensation associated with both volumes and mix, offset by savings resulting from cost reduction initiatives. Sales and marketing expenses were relatively unchanged for the nine months ended September 30, 2010, compared to the corresponding period of 2009, due to lower sales volumes in the early part of 2010 as well as savings resulting from cost reduction initiatives.

The year-over-year decrease in operating, general and administrative expenses for the third quarter, excluding retention spending discussed below, was driven by savings related to operating and scale efficiencies across various functions, offset by growth in the Wireless postpaid subscriber base.

Total retention spending, including subsidies on handset upgrades, was $221 million and $546 million in the three and nine months ended September 30, 2010, respectively, compared to $148 million and $435 million in the corresponding periods of 2009. The increases are a result of a higher volume of upgrade activity by existing subscribers as discussed above and a higher proportion of smartphones, versus the corresponding periods in 2009.

Wireless Adjusted Operating Profit

The 3% year-over-year decrease in adjusted operating profit and the adjusted operating profit margin of 48.3% on network revenue (which excludes equipment sales revenue) for the three months ended September 30, 2010 primarily reflect the increase in the total operating expenses discussed above, driven heavily by the increase in smartphone activations and upgrade related retention spending, partially offset by the increase in network revenue. For the nine months ended September 30, 2010, the 7% year-over-year increase in adjusted operating profit and the adjusted operating profit margin of 50.2% on network revenue (which excludes equipment sales revenue) primarily reflects the increase in network revenue, partially offset by the increase in the total operating expenses discussed above.

Rogers Communications Inc.	9	Third Quarter 2010

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Capacity	$76	$140	(46)	$300	$349	(14)
Quality	65	44	48	181	143	27
Network - other	10	6	67	23	25	(8)
Information technology and other	35	31	13	87	82	6
Total additions to PP&E	$186	$221	(16)	$591	$599	(1)

Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ (21Mbps) network.  Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities such as site build programs, and network sectorization work.  In addition, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

Overall PP&E spending for the three months ending September 30, 2010 decreased by 16% compared to the same period in 2009, with the HSPA+ (21Mbps) roll-out program entering the final phases. This decrease was also partially due to the timing of Capacity spend associated with radio access network installations and IP transmission projects. Offsetting the decrease from the corresponding prior year period were higher Quality category new site build spend and increased Network - other capital resulting from the construction of a new switch facility in Edmonton, Alberta. In addition, higher spend in Information technology and other was related to the start up of the chatr brand during the third quarter of 2010.

Subsequent to the end of the quarter, we announced that together with Ericsson we will be conducting technical trials of Long Term Evolution (“LTE”) wireless network technology in various frequency bands in the Ottawa area to better understand and plan for LTE data throughput speeds, performance quality, and the interoperability of LTE with our existing advanced HSPA+ network.

Rogers Communications Inc.	10	Third Quarter 2010

CABLE

Summarized Cable Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Cable Operations(2)	$797	$773	3	$2,376	$2,279	4
RBS	146	126	16	419	379	11
Rogers Retail	89	97	(8)	264	289	(9)
Intercompany eliminations	(12)	(7)	71	(38)	(18)	111
Total operating revenue	1,020	989	3	3,021	2,929	3

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	368	325	13	1,051	962	9
RBS	11	8	38	28	30	(7)
Rogers Retail	-	(4)	n/m	(12)	(7)	71
Adjusted operating profit(3)	379	329	15	1,067	985	8
Stock-based compensation recovery (expense)(4)	(6)	-	n/m	(11)	21	n/m
Integration and restructuring expenses(5)	(5)	(6)	(17)	(13)	(17)	(24)
Other items, net(6)	-	-	n/m	(5)	-	n/m
Operating profit(3)	$368	$323	14	$1,038	$989	5

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	46.2%	42.0%		44.2%	42.2%
RBS	7.5%	6.3%		6.7%	7.9%
Rogers Retail	0.0%	(4.1%)		(4.5%)	(2.4%)

Additions to PP&E(3)
Cable Operations(2)	$177	$180	(2)	$454	$440	3
RBS	11	10	10	25	27	(7)
Rogers Retail	1	3	(67)	5	9	(44)
Total additions to PP&E	$189	$193	(2)	$484	$476	2

(1)
The operating results of Blink are included in Rogers Business Solutions’ (“RBS”) results of operations from the date of acquisition on January 29, 2010 and the operating results of Kincardine Cable T.V. Ltd. (“Kincardine Cable”)  are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.

(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three and nine months ended September 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) transaction costs incurred and the integration of Blink; and iv) the closure of certain Rogers Retail stores. In the three and nine months ended September 30, 2009, costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and  iii) the closure of certain Rogers Retail stores.

(6)	Relates to resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	11	Third Quarter 2010

CABLE OPERATIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Core Cable	$457	$447	2	$1,362	$1,315	4
Internet	213	198	8	631	579	9
Rogers Home Phone	127	128	(1)	383	385	(1)
Total Cable Operations operating revenue	797	773	3	2,376	2,279	4

Operating expenses before the undernoted
Sales and marketing expenses	55	63	(13)	165	182	(9)
Operating, general and administrative expenses	374	385	(3)	1,160	1,135	2
	429	448	(4)	1,325	1,317	1
Adjusted operating profit(2)	368	325	13	1,051	962	9
Stock-based compensation recovery (expense)(3)	(6)	1	n/m	(11)	20	n/m
Integration and restructuring expenses(4)	(2)	(4)	(50)	(3)	(11)	(73)
Other items, net(5)	-	-	n/m	(7)	-	n/m
Operating profit(2)	$360	$322	12	$1,030	$971	6

Adjusted operating profit margin(2)	46.2%	42.0%		44.2%	42.2%

(1)	The operating results of Kincardine Cable are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three and nine months ended September 30, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and nine months ended September 30, 2009, costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable.

(5)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	12	Third Quarter 2010

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Cable homes passed	3,688	3,609	79	3,688	3,609	79

Television
Net additions (losses)	7	-	7	8	(27)	35
Total television subscribers(1)	2,309	2,292	17	2,309	2,292	17

Digital cable
Households, net additions	16	32	(16)	53	75	(22)
Total digital cable households(1)	1,719	1,625	94	1,719	1,625	94

Cable high-speed Internet
Net additions(2)	27	19	8	51	26	25
Total cable high-speed Internet subscribers(1)(2)	1,673	1,597	76	1,673	1,597	76

Cable telephony lines
Net additions and migrations(3)	20	31	(11)	58	69	(11)
Total cable telephony lines	995	909	86	995	909	86

Total cable service units (4)
Net additions	54	50	4	117	68	49
Total cable service units	4,977	4,798	179	4,977	4,798	179

Circuit-switched lines
Net losses and migrations(3)	(12)	(22)	10	(39)	(72)	33
Total circuit-switched lines(5)	83	143	(60)	83	143	(60)

(1)
Included in total subscribers at September 30, 2010 are 6,000 television subscribers, 2,000 digital cable households, and 3,000 cable high-speed Internet subscribers acquired from Kincardine Cable on July 30, 2010.  These subscribers are not included in net additions for the three and nine months ended September 30, 2010.

(2)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 3,000 and 6,000 at September 30, 2010 and 2009, respectively. In addition, net additions exclude ADSL subscriber losses of 1,000 and 2,000 in the three and nine months ended September 30, 2010, respectively and ADSL subscriber losses of 1,000 and 5,000 in the three and nine months ended September 30, 2009, respectively.

(3)
Includes approximately 3,000 and 7,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2010 and  includes approximately 4,000 and 15,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2009, respectively.

(4)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(5)
Approximately 2,000 circuit-switched lines were migrated during the quarter to a third party reseller under the terms of an agreement described below to sell the remaining circuit-switched telephone business. These migrations are not included in net losses and migrations for the three and nine months ended September 30, 2010.

Core Cable Revenue

The increase in Core Cable revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflects the continuing increase in penetration of our digital cable product offerings. The slowdown in the year-over-year growth rate of Core Cable revenue from the second quarter to the third quarter of 2010 partially reflects the timing of annual pricing changes, which took place in March 2009 and July 2010, combined with certain bundling and retention initiatives.

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 6% from September 30, 2009 to September 30, 2010, to 74% of television households passed by our cable networks, compared to 71% as at September 30, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder (“PVR”) equipment continues to drive the growth in the digital subscriber base and core cable revenue.

Rogers Communications Inc.	13	Third Quarter 2010

Cable Internet Revenue

The year-over-year increase in Internet revenues for the three and nine months ended September 30, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in March 2010 and increased promotional programs.

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 72% of our television subscriber base, at September 30, 2010.

Rogers Home Phone Revenue

Rogers Home Phone revenue for the three and nine months ended September 30, 2010, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 7% and 9% for the three and nine months ended September 30, 2010, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the third quarter of 2010 versus the corresponding period of 2009 are partially the result of fewer customer migrations from circuit-switch to cable telephony.

Cable telephony lines in service grew 9% from September 30, 2009 to September 30, 2010. At September 30, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 43% of television subscribers.

Continuing with its strategy of de-emphasizing the off-net circuit-switched telephony business where services cannot be provisioned fully over Rogers’ own network facilities, during the third quarter of 2010, Cable divested certain assets related to the remaining circuit-switched telephony operations. Under this arrangement, certain co-location sites and related equipment in the provinces of British Columbia, Alberta, Quebec and Ontario were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated from Cable Operations to a third party reseller over the next approximately six months.  For the three and nine month periods ended September 30, 2010 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $15 million and $50 million, respectively.  As part of the transaction, the portion of RBS’s business lines provisioned over these circuit-switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

Excluding the impact of the shrinking circuit-switched telephony business which Cable is in the process of divesting, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the three months ended September 30, 2010 would have been 7% and 4%, respectively.

Rogers Communications Inc.	14	Third Quarter 2010

Cable Operations Operating Expenses

The decrease in Cable Operations’ operating expenses for the three months ended September 30, 2010, compared to the corresponding period of 2009, was primarily due to cost reductions and efficiency initiatives across various functions combined with certain one time items. The increase in Cable Operations’ operating expenses for the nine months ended September 30, 2010, compared to the corresponding period of 2009, was primarily due to higher costs associated with programming and other content, network operations, and increases in information technology costs. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 46.2% and 44.2%, respectively, for the three and nine months ended September 30, 2010, compared to 42.0% and 42.2%, respectively, in the corresponding periods of 2009.

Other Cable Operations Developments

On July 30, 2010, Cable acquired the assets of Kincardine Cable for cash consideration of approximately $20 million. Kincardine Cable offers TV and Internet service to approximately 6,000 subscribers in Kincardine, Ontario and the surrounding area. As footnoted above, the approximately 6,000 television subscribers, 2,000 digital cable households, and 3,000 high-speed Internet subscribers acquired from Kincardine Cable were added to Cable’s subscriber base upon acquisition, but were not reflected in the net additions for the applicable three and nine month periods.

ROGERS BUSINESS SOLUTIONS (“RBS”)

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue	$146	$126	16	$419	$379	11

Operating expenses before the undernoted
Sales and marketing expenses	9	7	29	31	19	63
Operating, general and administrative expenses	126	111	14	360	330	9
	135	118	14	391	349	12
Adjusted operating profit(2)	11	8	38	28	30	(7)
Stock-based compensation recovery(3)	-	(1)	n/m	-	-	n/m
Integration and restructuring expenses(4)	(1)	-	n/m	(4)	(1)	n/m
Operating profit(2)	$10	$7	43	$24	$29	(17)

Adjusted operating profit margin(2)	7.5%	6.3%		6.7%	7.9%

(1)	The operating results of Blink are included in RBS’s results of operations from the date of acquisition on January 29, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three and nine months ended September 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) transaction costs incurred and the integration of Blink. In the three and nine months ended September 30, 2009, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.

Rogers Communications Inc.	15	Third Quarter 2010

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Local line equivalents(1)
Total local line equivalents	153	180	(27)	153	180	(27)

Broadband data circuits(2)(3)
Total broadband data circuits	36	36	-	36	36	-

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)	Included in total broadband data circuits at September 30, 2010 are 2,000 broadband data circuits acquired from Blink on January 29, 2010.

RBS Revenue

The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities to launch business Ethernet services while maintaining its existing medium enterprise customer base. Excluding the acquisition of Blink, revenue growth for the three months ended September 30, 2010 would have been 11%.  For the three and nine months ended September 30, 2010, long-distance and data and Internet revenue increased, which was partially offset by a decline in local revenues, compared to the corresponding periods of 2009.

RBS Operating Expenses

Operating, general and administrative expenses increased for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were partially offset by lower local carrier charges.

Sales and marketing expenses increased for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS’s launch of a new suite of Ethernet services. The increase also reflects the organizational changes to support an increase in the sales and marketing effort.

RBS Adjusted Operating Profit

The changes in revenues and operating expenses described above resulted in an adjusted operating profit margin of 7.5% and 6.7%, respectively, for the three and nine months ended September 30, 2010, compared to 6.3% and 7.9%, respectively, in the corresponding periods of the prior year. Excluding the acquisition of Blink, adjusted operating profit for the three months ended September 30, 2010 would have been approximately $8 million.

Rogers Communications Inc.	16	Third Quarter 2010

Other RBS Developments

On October 5, 2010, Rogers announced that it had entered into an agreement to acquire Atria Networks LP (“Atria”) for cash consideration of $425 million, subject to certain adjustments and approval from the Competition Bureau. Atria is based in Kitchener, Ontario and owns and operates one of the largest fibre-optic networks in Ontario, delivering facilities-based on-net business Internet and data services in and around Cable’s footprint. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2011.

As discussed above under Cable Operations, as part of the divestiture of certain residential circuit-switched infrastructure, certain of RBS’s business lines provisioned over those circuit-switched co-location facilities will continue to be serviced by RBS but under a separate wholesale arrangement.

ROGERS RETAIL

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless and Cable sales	$57	$53	8	$154	$148	4
Video rental and sales	32	44	(27)	110	141	(22)
Total Rogers Retail operating revenue	89	97	(8)	264	289	(9)

Operating expenses before the undernoted	89	101	(12)	276	296	(7)
Adjusted operating loss(1)	-	(4)	n/m	(12)	(7)	71
Stock-based compensation recovery(2)	-	-	n/m	-	1	n/m
Integration and restructuring expenses(3)	(2)	(2)	-	(6)	(5)	20
Other items, net(4)	-	-	n/m	2	-	n/m
Operating loss(1)	$(2)	$(6)	(67)	$(16)	$(11)	45

Adjusted operating loss margin(1)	0.0%	(4.1%)		(4.5%)	(2.4%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the closure of certain Rogers Retail stores.
(4)	Relates to the resolution of accruals relating to prior periods.

Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, was the result of a continued decline in video rental and sales activities partially offset by higher sales of wireless and other communications products versus the prior year period.

Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences.  As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail have been and will continue to be closed.

Rogers Communications Inc.	17	Third Quarter 2010

Rogers Retail Adjusted Operating Loss

The adjusted operating loss at Rogers Retail decreased for the three months ended September 30, 2010 and increased for the nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Customer premise equipment	$87	$67	30	$199	$145	37
Scalable infrastructure	47	64	(27)	134	168	(20)
Line extensions	10	10	-	30	28	7
Upgrades and rebuild	6	5	20	14	15	(7)
Support capital	27	34	(21)	77	84	(8)
Total Cable Operations	177	180	(2)	454	440	3
RBS	11	10	10	25	27	(7)
Rogers Retail	1	3	(67)	5	9	(44)
	$189	$193	(2)	$484	$476	2

Additions to Cable PP&E include continued investments in the cable network to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for the addition of incremental HD and On-Demand services.

The decrease in Cable Operations PP&E for the three months ended September 30, 2010, compared to the corresponding period of 2009 resulted primarily from higher CPE spending offset by lower Scaleable infrastructure expenditures due to the completion of certain projects associated with our Internet platform and infrastructure investments. The higher CPE spending corresponds with higher levels of cable service unit net additions versus the corresponding prior year periods.

The RBS PP&E additions for the three and nine months ended September 30, 2010 decreased slightly compared to the corresponding periods of 2009 and reflects the timing of expenditures on customer networks and support capital.

Rogers Communications Inc.	18	Third Quarter 2010

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue	$376	$364	3	$1,073	$1,014	6

Operating expenses before the undernoted	338	328	3	961	951	1
Adjusted operating profit(1)	38	36	6	112	63	78
Stock-based compensation recovery (expense)(2)	(6)	(1)	n/m	(12)	13	n/m
Integration and restructuring expenses(3)	-	-	n/m	(1)	(21)	(95)
Other items(4)	(4)	-	n/m	(4)	-	n/m
Contract termination fees(5)	-	(12)	n/m	-	(12)	n/m
Operating profit(1)	$28	$23	22	$95	$43	121

Adjusted operating profit margin(1)	10.1%	9.9%		10.4%	6.2%

Additions to property, plant and equipment(1)	$15	$11	36	$29	$41	(29)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severances resulting from the targeted restructuring of our employee base.
(4)	Relates to resolution of obligations and accruals relating to prior periods.
(5)	Relates to the termination of a Blue Jays player contract prior to the end of the contract term.

Media Revenue

The increase in Media’s revenue for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflects continuous increases in Media’s prime time TV ratings, increased subscriber fees and improvements in the advertising market, which together are favorably impacting Television, Sportsnet, and Radio revenues. Publishing revenue declined due to lower advertising revenues, The Shopping Channel revenue declined due to lower than expected demand for certain products, while Sports Entertainment reported modest revenue declines associated with fluctuations in Blue Jays attendance levels and Major League Baseball revenue sharing.

Media Operating Expenses

Media’s operating expenses for the three and nine months ended September 30, 2010 increased slightly compared to the corresponding periods of 2009. While focused cost reduction programs across all of Media’s divisions over the past year have resulted in reduced operating expenses, these savings were offset by certain planned increases in programming costs at Television and Sportsnet associated with the acquisition of new content.

Rogers Communications Inc.	19	Third Quarter 2010

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused adjusted operating profit and margins to both increase.

Media Additions to PP&E

Media’s PP&E additions in the three months ended September 30, 2010 increased from the corresponding period in 2009 due to the timing of spending on certain initiatives. For the nine months ended September 30, 2010, Media’s PP&E additions declined from the corresponding period of 2009 due to the completion of Television’s new Ontario broadcasting facility in 2009 combined with numerous cost containment initiatives across Media’s divisions.

Other Media Developments

During the quarter, Media announced a 10-year programming partnership with Alberta’s two NHL teams, the Edmonton Oilers and Calgary Flames, and the launch of a new national sports network called Sportsnet One that will feature extensive live-event programming, including professional hockey, basketball, baseball and soccer.

On October 1, 2010, Media closed a transaction to acquire all the issued and outstanding common shares of BV! Media Inc. for $0.40 in cash per share for total consideration of $25 million.  BV! Media Inc. is a leading Canadian Internet advertising network and publisher of news and information portals.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Unaudited Interim Consolidated Financial Statements section entitled “Segmented Information”.

Rogers Communications Inc.	20	Third Quarter 2010

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Net income	$370	$485	(24)	$1,201	$1,168	3
Income tax expense	132	129	2	469	414	13
Other (income) expense, net	(1)	1	n/m	(5)	(5)	-
Change in the fair value of derivative instruments	12	27	(56)	(7)	28	n/m
Loss on repayment of long-term debt	87	-	n/m	87	-	n/m
Foreign exchange gain	(14)	(72)	(81)	(7)	(123)	(94)
Debt issuance costs	10	-	n/m	10	5	100
Interest on long-term debt	167	166	1	505	474	7
Operating income	763	736	4	2,253	1,961	15
Depreciation and amortization	401	416	(4)	1,215	1,306	(7)
Operating profit	1,164	1,152	1	3,468	3,267	6
Stock-based compensation expense (recovery)	40	6	n/m	74	(62)	n/m
Integration and restructuring expenses	8	11	(27)	18	52	(65)
Other items, net	4	-	n/m	19	-	n/m
Contract termination fees	-	12	n/m	-	12	n/m
Adjusted operating profit	$1,216	$1,181	3	$3,579	$3,269	9

Net Income and Net Income Per Share

We recorded net income of $370 million and $1,201 million for the three and nine months ended September 30, 2010, respectively, or basic and diluted net income per share of $0.64 and $2.06, respectively, compared to net income of $485 million and $1,168 million, or basic and diluted net income per share of $0.79 and $1.86, in the corresponding periods of 2009.

On an adjusted basis, we recorded net income of $476 million and $1,348 million for the three and nine months ended September 30, 2010, respectively, or basic and diluted adjusted net income per share of $0.83 and $2.32, respectively, compared to adjusted net income of $505 million and $1,173 million, or basic and diluted adjusted net income per share of $0.82 and $1.87, in the corresponding periods of 2009.

Income Tax Expense

Our effective income tax rate for the three and nine months ended September 30, 2010 was 26.3% and 28.1%, respectively. The 2010 effective income tax rates are less than the 2010 statutory income tax rate of 30.5%, primarily due to the effect of tax rate changes.

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	2010	2009	2010	2009

Statutory income tax rates	30.5%	32.1%	30.5%	32.1%

Income before income taxes	$502	$614	$1,670	$1,582

Income tax expense at statutory income tax rate on income before income taxes	$153	$197	$509	$508
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	-	(38)	(1)	(61)
Effect of tax rate changes	(23)	(18)	(46)	(23)
Other items	2	(12)	7	(10)

Income tax expense	$132	$129	$469	$414

Effective income tax rate	26.3%	21.0%	28.1%	26.2%

Rogers Communications Inc.	21	Third Quarter 2010

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three and nine months ended September 30, 2010 was primarily the result of the non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three and nine months ended September 30, 2010, the Canadian dollar strengthened by 3.6 cents and 2.2 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Mark-to-Market Value of Derivatives”.

Loss on Repayment of Long-Term Debt

During the three months ended September 30, 2010, we recorded a loss of repayment of long-term debt of $87 million, comprised of aggregate redemption premiums of $79 million related to the redemption of three public debt issues and a net loss on the termination of the related Derivatives of $16 million, partially offset by a gain of $8 million relating to the non-cash write-down of the fair value increment of long-term debt. (See “Overview of Liquidity, Financing and Share Capital Activities - Debt Redemptions and Termination of Derivatives”).

Foreign Exchange Gain (Loss)

During the three months ended September 30, 2010, the Canadian dollar strengthened by 3.6 cents versus the U.S. dollar resulting in a foreign exchange gain of $14 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar strengthened by 9.0 cents versus the U.S. dollar and resulted in a foreign exchange gain of $72 million during the three months ended September 30, 2009, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes (see above) and the US$400 million Senior Subordinated Notes due 2012 which were not hedged and which were redeemed in December 2009.

During the nine months ended September 30, 2010, the Canadian dollar strengthened by 2.2 cents versus the U.S. dollar resulting in a foreign exchange gain of $7 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar strengthened by 15.2 cents versus the U.S. dollar and resulted in a foreign exchange gain of $123 million during the nine months ended September 30, 2009, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes (see above) and the US$400 million Senior Subordinated Notes due 2012 which were not hedged and which were redeemed in December 2009.

Debt Issuance Costs

During the three months ended September 30, 2010, we recorded debt issuance costs of $10 million for fees and expenses incurred in connection with the $1.7 billion of debt issuances, consisting of $800 million of 6.11% Senior Notes due 2040 issued on August 25, 2010 and $900 million of 4.70% Senior Notes due 2020 issued on September 29, 2010.

Rogers Communications Inc.	22	Third Quarter 2010

Interest on Long-Term Debt

The $1 million increase in interest expense for the three months ended September 30, 2010, and the $31 million increase in interest expense for the nine months ended September 30, 2010, compared to the corresponding periods of 2009, reflects the increase in long-term debt at September 30, 2010 compared to the corresponding periods of 2009, including the impact of Derivatives, partially offset by a reduction in the weighted average interest rate on long-term debt at September 30, 2010, compared to the corresponding periods of 2009.

Operating Income

The increase in operating income in the three months ended September 30, 2010, compared to the corresponding period of 2009, reflects the growth in revenue of $82 million exceeding the growth in expenses of $55 million. For the nine months ended September 30, 2010, compared to the corresponding period of 2009, the growth in revenue of $360 million exceeded the growth in expenses of $68 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The change in depreciation and amortization expense for the three and nine months ended September 30, 2010, compared to the corresponding periods of 2009, primarily reflects an increase in depreciation on PP&E offset by a decrease in amortization of intangible assets that became fully amortized in the past year.

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	2010	2009	2010	2009

Wireless	$7	$3	$14	$(5)
Cable	6	-	11	(21)
Media	6	1	12	(13)
Corporate	21	2	37	(23)
	$40	$6	$74	$(62)

At September 30, 2010, we had a liability of $199 million, compared to a liability of $181 million at September 30, 2009, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2010, $15 million and $49 million, respectively (2009 - $8 million and $32 million), was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense (recovery) in a given period, which is included in operating, general and administrative expenses in the Unaudited Interim Consolidated Financial Statements, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying price of the RCI Class B Non-Voting shares. In March 2010, the federal budget introduced proposed changes to the tax treatment of stock-based compensation. If enacted, these changes could cause us to potentially forego tax deductions on cash settlement of stock options.

Rogers Communications Inc.	23	Third Quarter 2010

Integration and Restructuring Expenses

During the three and nine months ended September 30, 2010, we incurred $8 million and $18 million, respectively, of restructuring expenses related to i) severances resulting from the targeted restructuring of our employee base ($nil and $4 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($7 million and $9 million, respectively); iii) retail store closures ($1 million and $4 million, respectively); and iv) transaction costs incurred and integration of acquired businesses and related restructuring ($nil and $1 million, respectively).

Other Items

During the three and nine months ended September 30, 2010, we recorded $4 million and $19 million, respectively, of net adjustments related to the resolution of obligations and accruals relating to prior periods.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Cable and Media increased, partially offset by the modest decline at Wireless for the three and nine months ended September 30, 2010, compared to the three and nine months ended September 30, 2009. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended September 30, 2010, consolidated adjusted operating profit increased to $1,216 million, from $1,181 million in the corresponding period of the prior year. Consolidated adjusted operating profit for three months ended September 30, 2010 and September 30, 2009, respectively, excludes: (i) stock-based compensation expense of $40 million and $6 million; (ii) integration and restructuring expenses of $8 million and $11 million; (iii) other items of $4 million and $nil; and (iv) contract termination fee of $nil and $12 million.

For the nine months ended September 30, 2010, consolidated adjusted operating profit increased to $3,579 million, from $3,269 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the nine months ended September 30, 2010 and September 30, 2009, respectively, excludes: (i) stock-based compensation expense (recovery) of $74 million and $(62) million; (ii) integration and restructuring expenses of $18 million and $52 million; (iii) other items of $19 million and $nil; and (iv) contract termination fee of $nil and $12 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	24	Third Quarter 2010

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E included $41 million and $119 million for the three and nine months ended September 30, 2010, respectively, and $41 million and $98 million for the three and nine months ended September 30, 2009, respectively, related to spending associated with an enterprise-wide billing and business support system initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

Three months ended September 30, 2010

For the three months ended September 30, 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,081 million from $857 million in the corresponding period of 2009. The $224 million increase is primarily the result of a $35 million increase in adjusted operating profit together with a $68 million reduction in pension contributions net of expenses and a $110 million decrease in current income tax expense.

Taking into account the changes in non-cash operating working capital items for the three months ended September 30, 2010, cash generated from operations was $831 million, compared to $1,219 million in the corresponding period of 2009.  Total net funds generated or raised in the three months ended September 30, 2010 aggregated approximately $2,707 million, including the cash generated from operations of $831 million noted above together with the following:

•
the receipt of an aggregate $1.7 billion gross proceeds from the August 2010 issuance of $800 million of 6.11% Senior Notes due 2040 and the September 2010 issuance of $900 million of 4.70% Senior Notes due 2020;

•	$175 million net advances borrowed under the bank credit facility; and

•	$1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three months ended September 30, 2010 totalled approximately $2,485 million, the details of which are:

•	additions to PP&E of $384 million, net of $58 million of related changes in non-cash working capital;

•
the payment of an aggregate $1,499 million for the August 2010 redemption of three public debt issues maturing in 2011, comprising $1,151 million aggregate principal amount, $79 million aggregate redemption premiums and $269 million net settlement paid on termination of the associated Derivatives;

Rogers Communications Inc.	25	Third Quarter 2010

•	the payment of quarterly dividends of $187 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 9 million Class B Non-Voting shares for an aggregate purchase price of approximately $335 million;

•
acquisitions and other net investments aggregating $56 million, including $26 million to acquire Cityfone Telecommunications Inc., $20 million to acquire Kincardine Cable T.V. Ltd. and $10 million for the acquisition of spectrum licences through Inukshuk; and

•	payments for program rights of $24 million.

Taking into account the opening cash balance of $122 million at the beginning of the period and the uses of funds described above, the cash balance at September 30, 2010 was $344 million.

Nine months ended September 30, 2010

For the nine months ended September 30, 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $2,950 million from $2,657 million in the corresponding period of 2009. The $293 million increase is primarily the result of a $310 million increase in adjusted operating profit together with a $70 million reduction in pension contributions net of expenses, a $38 million increase in program rights and Rogers Retail rental amortization, offset by a $110 million increase in current income tax expense, a $31 million increase in interest expense and a $5 million increase in debt issuance costs.

Taking into account the changes in non-cash operating working capital items for the nine months ended September 30, 2010, cash generated from operations was $2,663 million, compared to $2,783 million in the corresponding period of 2009.  Total net funds generated or raised in the three months ended September 30, 2010 aggregated approximately $4,541 million, including the cash generated from operations of $2,663 million noted above together with the following:

•
the receipt of an aggregate $1.7 billion gross proceeds from the August issuance of $800 million of 6.11% Senior Notes due 2040 and the September issuance of $900 million of 4.70% Senior Notes due 2020;

•	$175 million net advances borrowed under the bank credit facility; and

•	$3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the nine months ended September 30, 2010 totalled approximately $4,580 million, the details of which include the following:

•	additions to PP&E of $1,259 million, including $12 million of related changes in non-cash working capital;

Rogers Communications Inc.	26	Third Quarter 2010

•
the payment of an aggregate $1,499 million for the August 2010 redemption of three public debt issues maturing in 2011, comprising $1,151 million aggregate principal amount, $79 million aggregate redemption premiums and $269 million net settlement paid on termination of the associated Derivatives;

•	the payment of dividends of $550 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 27 million Class B Non-Voting shares for an aggregate purchase price of approximately $965 million;

•
acquisitions and other net investments aggregating $197 million, including $131 million to acquire Blink Communications, $26 million to acquire Cityfone Telecommunications Inc., $20 million to acquire Kincardine Cable T.V. Ltd. and $40 million for the acquisition of spectrum licences through Inukshuk;

•	payments for program rights of $109 million; and

•	repayment of capital leases of $1 million.

Taking into account the opening cash balance of $383 million at the beginning of the period and the uses of funds described above, the cash balance at September 30, 2010 was $344 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2009 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2010.

Three Months Ended September 30, 2010

Debt Issuances

On August 27, 2010, RCI issued in Canada $800 million aggregate principal amount of 6.11% Senior Notes due 2040 (the “2040 Notes”). The 2040 Notes were issued at a discount of 99.904% for an effective yield of 6.117% per annum if held to maturity. RCI received net proceeds of $794 million from the issuance of the 2040 Notes after deducting the original issue discount, agents’ fees and other related expenses. The net proceeds from the 2040 Notes were used together with cash on hand and advances under our bank credit facility to fund the August 2010 redemptions of three public debt issues maturing in 2011 together with the termination of the associated Derivatives, each as described below under “Debt Redemptions and Termination of Derivatives”.

On September 29, 2010, RCI issued in Canada $900 million aggregate principal amount of 4.70% Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes were issued at a discount of 99.945% for an effective yield of 4.707% per annum if held to maturity. RCI received net proceeds of $895 million from the issuance of the 2020 Notes after deducting the original issue discount, agents’ fees and other related expenses.  The net proceeds from the 2020 Notes were used to repay outstanding advances under our bank credit facility, which had been borrowed to partially fund the redemptions and termination of the associated Derivatives, and for general corporate purposes.

Rogers Communications Inc.	27	Third Quarter 2010

RCI received aggregate net proceeds of $1,689 million from the issuance of the 2040 Notes and the 2020 Notes after deducting the original issue discount, agents’ fees and other related expenses. Each of the 2040 Notes and the 2020 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Debt Redemptions and Termination of Derivatives

On August 27, 2010, RCI redeemed all of the US$490 million principal amount of its 9.625% Senior Notes due 2011 (the “9.625% Notes”) and on August 31, 2010 RCI redeemed all of the $460 million principal amount of its 7.625% Senior Notes due 2011 (the “7.625% Notes”) and $175 million principal amount of 7.25% Senior Notes due 2011 (the “7.25% Notes” and, together with the 9.625% Notes and 7.625% Notes, the “2011 Notes”). RCI paid an aggregate of approximately $1,230 million for the redemption of the 2011 Notes (the “Redemptions”), including approximately $1,151 million aggregate principal amount for the 2011 Notes and $79 million for the premiums payable in connection with the Redemptions. Concurrently with RCI’s redemption of the 9.625% Notes, RCI made a net payment of approximately $269 million to terminate the associated Derivatives (the “Derivatives Termination”).  As a result, the total cash expenditure associated with the Redemptions and the Derivatives Termination was $1,499 million and RCI recorded a loss on repayment of long-term debt of $87 million, comprised of the aggregate redemption premiums of $79 million and a net loss on the termination of the related Derivatives of $16 million, partially offset by a gain of $8 million related to the non-cash write-down of the fair value increment of long-term debt.

Nine Months Ended September 30, 2010

As noted above, during the nine months ended September 30, 2010, RCI borrowed $1.7 billion aggregate principal amount of public debt via the August 2010 issuance of the 2040 Notes and the September 2010 issuance of the 2020 Notes and RCI paid an aggregate $1,499 million cash expenditure associated with the Redemptions and related Derivatives Termination.

At September 30, 2010 we had cash on hand of $344 million and there was $175 million borrowed under our $2.4 billion bank credit facility, comprised of bankers’ acceptances which were repaid from cash on hand on their scheduled maturity date of October 15, 2010.

July 1, 2010 Corporate Reorganization

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership (“RCP”). On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. (“RCCI”) and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interest or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany promissory notes. The transfer of the amalgamated company’s broadcasting distribution undertaking licences and related network assets is pending CRTC approval.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

Rogers Communications Inc.	28	Third Quarter 2010

In addition, RCCI ceased to be a separate legal entity on July 1, 2010, as a result of the amalgamation and effective July 1, 2010, RCCI is no longer a guarantor or co-obligor, as applicable, for the Company’s bank credit facility, public debt and derivative instruments. The amalgamated company continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and derivative instruments. The Company’s respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis.

There has been no impact on Media as a result of this reorganization.

Normal Course Issuer Bid

On February 17, 2010, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our Normal Course Issuer Bid (“NCIB”) for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended September 30, 2010, we purchased approximately 9 million Class B Non-Voting shares for an aggregate purchase price of approximately $335 million. Of these shares, 2.88 million were purchased pursuant to a private agreement between RCI and an arm’s length third party seller for an aggregate purchase price of approximately $103 million. This purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

During the nine months ended September 30, 2010, we purchased approximately 27 million Class B Non-Voting shares for an aggregate purchase price of approximately $965 million. An aggregate 6.88 million of these shares were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of approximately $229 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

Rogers Communications Inc.	29	Third Quarter 2010

As discussed above in Financing (see “Debt Redemptions and Termination of Derivatives”), during the three and nine months ended September 30, 2010, RCI redeemed all of its US$490 million 9.625% Senior Notes due 2011 and terminated the related US$500 million notional principal amount of Derivatives. As a result, on September 30, 2010, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 93% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	September 30, 2010		December 31, 2009

U.S. dollar-denominated long-term debt	US	$5,050	US	$5,540

Hedged with Derivatives	US	$5,050	US	$5,540

Hedged exchange rate		1.1697		1.2043

Percent hedged (1)		100.0%		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$9,782	Cdn	$9,307
Total long-term debt at fixed rates	Cdn	$9,607	Cdn	$9,307
Percent of long-term debt fixed		98.2%		100.0%

Weighted average interest rate on long-term debt		6.58%		7.27%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on September 30, 2010, RCI accounted for 93.1% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 93.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at September 30, 2010, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at September 30, 2010, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $674 million, which is $3 million less than the unadjusted risk-free mark-to-market net liability value.

Rogers Communications Inc.	30	Third Quarter 2010

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$138	$(815)	$(677)

Mark-to-market value - credit-adjusted estimate (carrying value)	$127	$(801)	$(674)

Difference	$11	$(14)	$(3)

Long-Term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	September 30, 2010	December 31, 2009

Long-term debt(1)	$9,067	$8,464

Net derivative liabilities at the risk-free analytical value(1)	$677	$1,027
Total	$9,744	$9,491

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2010. For additional information, refer to Note 18 of our 2009 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2010.

Rogers Communications Inc.	31	Third Quarter 2010

	September 30, 2010	September 30, 2009
Common Shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	453,155,899	493,262,163
Total Common Shares	565,617,913	605,724,177

Options to purchase Class B Non-Voting shares

Outstanding options	12,328,192	15,167,989
Outstanding options exercisable	6,892,509	9,624,557

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

February 17, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184

Dividend Reinvestment Plan

Subsequent to September 30, 2010, the Rogers Board of Directors approved the Dividend Reinvestment Plan (“DRIP”) effective November 1, 2010.   The DRIP will enable eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock.  No commissions, service charges or brokerage fees will be payable by Plan participants in connection with shares purchased under the DRIP.

Shareholders who elect to participate will see all or a portion of their quarterly dividends reinvested in additional common shares at the average market price, as described in the DRIP Plan Document, with respect to the applicable dividend payment date.

Rogers Communications Inc.	32	Third Quarter 2010

Computershare Trust Company of Canada has been appointed as the Plan Agent and will act on behalf of participants to invest eligible dividends. Registered shareholders of Rogers wishing to participate in the DRIP will be able to find the full text of the DRIP Plan Document and enrolment forms at www.computershare.com/rogers. Non-registered beneficial shareholders are advised to contact their broker, investment dealer or other financial intermediary for details on how to participate in the DRIP.

While Rogers, at its discretion, may fund the quarterly DRIP share requirements with either Class B Non-Voting shares acquired on the Canadian open market or issued by Rogers, our current intention is that such shares will, for the foreseeable future, be acquired on the Canadian open market by the Plan Agent.

Quarterly dividends are only payable as and when declared by Rogers’ Board of Directors and there is no entitlement to any dividend prior thereto. Before enrolling, shareholders are advised to read the complete text of the DRIP and to consult their financial advisers regarding their unique investment profile and tax situation. Only Canadian and U.S. residents can participate in the DRIP.

We intend to file a registration statement, including a prospectus, with the SEC qualifying the distribution of the Class B common shares under the DRIP. Before you invest, you should read the prospectus in that registration statement and other documents Rogers has filed with the SEC for more complete information about Rogers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus after filing if you request it by calling the Plan Administrator at 1-800-564-6253.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2009 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2009 Annual Audited Consolidated Financial Statements. Other than the issuance of the 2040 Notes and the 2020 Notes, the Redemptions and the Derivative Termination as described above under “Overview of Liquidity, Financing and Share Capital Activities”, there have been no significant changes to these material contractual obligations since December 31, 2009.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2009 Annual MD&A. Significant developments regarding those regulations since our 2009 MD&A was published on February 17, 2010 are as follows:

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

On March 22, 2010, in Broadcasting Decision 2010-167, the CRTC made the determination to implement a “value for signal” (“VFS”) regime that is similar to the U.S. “retransmission consent regime”.  Since the CRTC received conflicting legal opinions as to whether it has the authority to implement such a regime, it asked the Federal Court of Appeal for a ruling on an expedited basis.  The Federal Court heard parties’ arguments in mid-September and a decision is pending. Implementation of the regime is on hold pending the ruling.

Rogers Communications Inc.	33	Third Quarter 2010

Under this VFS regime, the proposed market-based negotiations will apply only to licensees of private local TV stations, thus excluding the CBC.  Broadcasters will choose on a station-by-station basis whether to: (1) negotiate with broadcasting distribution undertakings (“BDU”s) for the value of their signals; or (2) continue under the existing regulatory framework.  This choice will be valid for a fixed term of three years. Those who choose negotiation would forego: (i) mandatory distribution; (ii) priority channel placement; and (iii) simultaneous substitution.  However, if unsuccessful after the CRTC-imposed timeline for negotiations, broadcasters can require a distributor to blackout their signal and the programs they have purchased the rights to that are airing on U.S. (i.e. NBC, CBS, FOX and ABC) or other Canadian services.  Negotiated compensation could be cash or a combination of cash and other consideration (e.g. channel placement, promotion, marketing).  The CRTC will only arbitrate should both parties request it.

On March 23, 2010, the CRTC also released its report requested in the fall of 2009 by the Government of Canada Order-in-Council through the Minister of Canadian Heritage and Official Languages on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage.  The report simply referred to the conclusions and policy laid out in Decision 2010-167 in regard to the impact of any VFS regime on the various sectors of the communications industry.

The Report did recommend that the Government amend the Canadian Radio-television and Telecommunications Commission Act to clarify that the Commission has the power to award interim or final costs and incidentals to participants representing the views of consumers in broadcasting proceedings before it.  The report also recommended that the Government issue an Order in Council enjoining the CRTC to seek establishment by BDUs of an independent self-regulatory body to address complaints regarding broadcasting distribution services, and that this self-regulatory body work with the Commissioner for Complaints for Telecommunications Services to provide consumers with a single point of contact for consumer complaints.  Finally, the report made a number of recommendations regarding government funding of consumer subsidies for set-top boxes and of an education campaign regarding the digital transition.

Review of Telecommunications Foreign Ownership Restrictions

In its March 4, 2010 Budget, the federal government is acting to remove the existing restrictions on foreign ownership of Canadian satellites.  The government also announced that it will review the foreign ownership restrictions currently applied to telecommunications companies. On June 11, 2010, Industry Canada released its consultation paper on this matter and asked for comments by July 31, 2010 on three options:

1.	Increasing the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 percent;
2.	Lifting restrictions on telecommunications common carriers with a 10 percent market share or less, by revenue; or
3.	Removing telecommunications restrictions completely.

Rogers filed its comments on July 31, 2010 submitting that of the three options only option 1 was acceptable because options 2 and 3 fail to recognize the converged market for communications services in Canada. The attempt made in Options 2 and 3 to limit the reforms to “pure telecommunications” networks is out of step with the reality of broadband markets and inconsistent with the government’s attempt to implement a digital economy strategy for Canada.

Rogers Communications Inc.	34	Third Quarter 2010

On June 16, 2010, the House of Commons Standing Committee on Industry, Science and Technology released its report on its review including public hearings to study Canada’s foreign ownership rules and regulations in the telecommunications sector. The report made two recommendations:

1.	Clarify the interpretation of the “Control in Fact” test; and
2.
Remove foreign ownership restrictions in respect of satellite ownership or operation in Canada given that Canadian satellite companies (e.g., Telesat) already face competition from foreign entities in the domestic market.

Amendments to Part II Broadcasting Licence Fees

In Broadcasting Regulatory Policy CRTC 2010-476 released on July 14, 2010, the CRTC announced that, with Treasury Board’s approval, it has amended the Broadcasting Licence Fee Regulations, 1997 relating to Part II licence fees in the manner proposed in Broadcasting Notice of Consultation 2009-797 (described on page 55 of our 2009 Annual MD&A). The new regulations will apply to 2010 Part II Fees.

New Media Proceeding Follow-up

In June 2009, the CRTC released its decision on its new media proceeding. In that Decision, the CRTC rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the decision determined that the CRTC would refer to the Federal Court of Appeal the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act.  The Court released its Decision on July 7, 2010 and has ruled that ISPs do not act as broadcasters by offering connectivity to television and movie websites. Therefore the Court concluded they cannot be regulated under the Broadcasting Act.

Commercial Radio Copyright Tariffs

The Copyright Board released its consolidated radio copyright tariff decision on July 9th, 2010.  The Board certified a single tariff for commercial radio valued at a total of 8.95% of revenue.  This represents an increase of 1.65 points from the previous marginal rate of 7.3% of revenue.  The new consolidated marginal rate of 8.95% results in a $13 million increase in annual tariff payments across the industry.

Third Party ISP Access to Cable Plant

On August 30, 2010, the CRTC released Decision 2010-632 addressing Internet wholesale services for both ILECs and cable companies, thereby concluding the proceeding initiated by Telecom Notice of Consultation 2009-261. The Commission denied the request from ISPs that the cable industry should be mandated to extend its current regulated Third Party Internet Access service to provide dedicated channels to third parties.

Rogers Communications Inc.	35	Third Quarter 2010

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2009 Annual MD&A, which was current as of February 17, 2010, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding. We applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements. Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, “opt-out” class actions. In an “opt-out” class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, “opt-out” class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs’ motion. In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee. In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. In March 2010, we were granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the “opt-in/opt-out” decision. The appeal of the certification decision is scheduled to be heard in December 2010. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

Review of Telecommunications Foreign Ownership Restrictions

Industry Canada’s June 2010 consultation paper on foreign ownership restrictions applied to telecommunications companies asks for comments on three options, two of which would have adverse impacts on Rogers if they were to be implemented. These options would see the lifting of restrictions only for telecommunications carriers and not broadcasting carriers. As Rogers is a converged telecommunications and broadcasting carrier, we would be disadvantaged as our businesses would be treated in a more restrictive manner than our competitors in telecommunications markets.  Further, one of these options also proposes to lift restrictions only for telecommunications carriers with 10% or less market share by revenue. Again, Rogers would be treated in a disproportionately adverse manner relative to our telecommunications competitors. See section entitled "Review of Telecommunications Foreign Ownership Restrictions" under "Government Regulation and Regulatory Developments."

Rogers Communications Inc.	36	Third Quarter 2010

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2009 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three and nine months ended September 30, 2010, total amounts paid by us to these related parties, directly or indirectly, were $9 million and $27 million, respectively, compared to $9 million and $23 million for the three and nine months ended September 30, 2009, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

We have entered into certain transactions with our controlling shareholder and companies controlled by that controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three and nine months ended September 30, 2010 and September 30, 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, we closed an agreement to sell the Company's aircraft to a private Rogers’ family holding company for cash proceeds of $19 million (US $18 million). The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2010, there were no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2009 Annual MD&A.

Rogers Communications Inc.	37	Third Quarter 2010

NEW ACCOUNTING STANDARDS

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for our interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. We have chosen to adopt these three sections on January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively. The adoption of the standards had no material impact on previously reported amounts.

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010.

Rogers Communications Inc.	38	Third Quarter 2010

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan as follows:

Activity		Milestones		Status
Financial reporting:
•	Assessment of accounting and reporting differences.	•	Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.	•	Senior management and Audit Committee approval obtained for IFRS accounting policies and IFRS 1 elections.
•	Selection of IFRS accounting policies and IFRS 1 elections.	•	Senior management and Audit Committee sign-off on financial statement format during 2010.	•	Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.
•	Development of IFRS financial statement format, including disclosures.	•	Final quantification of estimated conversion effects on 2010 comparative period by Q1 2011.	•	Preliminary IFRS financial statement format and disclosures drafted.
•	Quantification of estimated effects of conversion.			•	Expected impacts of conversion determined on opening balance sheet and year to date results.
Systems and processes:
•	Assessment of impact of changes on systems and processes.	•	Systems, process and internal control changes implemented and training complete in time for parallel run in 2010.	•	Systems and process changes completed and operational for parallel run. Internal reporting changes complete.
•	Implementation of any system and process design changes including training appropriate personnel.	•	Testing of internal controls for 2010 comparatives completed by Q1 2011.	•	Internal controls for impacted processes and transition updated and operational for parallel run.
•	Documentation and testing of internal controls over new systems and processes.			•	Training on new systems, processes and internal controls completed.
Business:
•	Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.	•	Contracts updated/renegotiated by the end of 2010.	•	Assessment of impacts on other areas of the business substantially completed.
•	Communicate conversion plan and progress internally and externally.	•	Communication at all levels throughout the conversion process.	•	Communication is ongoing.
				•	Training for employees on expected impacts completed.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. As well, training for all other employees who will be impacted by our conversion to IFRS has been completed. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have our business.

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full or exact impact of conversion until all of the IFRS standards applicable at the conversion date are known. Our analysis of the currently estimated impacts of transition to IFRS is detailed below. We have updated our systems and processes as required in preparation for transition.

Rogers Communications Inc.	39	Third Quarter 2010

Impact of Conversion

The table below summarizes our current estimated impact of conversion to IFRS on our key financial highlights for the three and nine months ended September 30, 2010.

	Three months ended September 30, 2010			Nine months ended September 30, 2010
(In millions of dollars, except per share amounts)	IFRS	Canadian GAAP	% Chg	IFRS	Canadian GAAP	% Chg

Operating revenue	$3,111	$3,118	-	$9,004	$9,034	-
Operating profit(1)	1,165	1,164	-	3,458	3,468	-
Net income	380	370	3	1,200	1,201	-
Basic and diluted net income per share	$0.66	$0.64	3	$2.06	$2.06	-
Comprehensive income	$405	$398	2	$1,371	$1,370	-

As adjusted:(2)
Operating profit(1)	$1,218	$1,216	-	$3,571	$3,579	-
Net income	484	476	2	1,348	1,348	-
Basic and diluted net income per share	$0.84	$0.83	1	$2.32	$2.32	-

	January 1, 2010			September 30, 2010
	IFRS	Canadian GAAP	% Chg	IFRS	Canadian GAAP	% Chg

Total assets	$16,725	$17,018	(2)	$17,122	$17,437	(2)
Total liabilities	$12,569	$12,745	(1)	$13,113	$13,312	(1)
Shareholders' equity	$4,156	$4,273	(3)	$4,009	$4,125	(3)

(1)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with both Canadian GAAP and IFRS.
(2)
The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items; and (iv) in respect of net income and net income per share, loss on the repayment of long-term debt, debt issuance costs and the related income tax impact of the above amounts and for IFRS only, amortization of deferred transaction costs.

Changes in Accounting Policies

The International Accounting Standard Board (“IASB”), at its discretion, may issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are definitively known. Consequently, our analysis and estimates of changes and policy decisions have been made based on our current expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Set out below are the key areas where changes in accounting policies are expected to impact our consolidated financial statements. The individual amounts disclosed, which are only estimates based on current expectations, are on a pre-tax basis and the tax impact of all changes discussed on an overall basis.  The list and comments should not be regarded as a complete list of estimated changes that will result from transition to IFRS and are intended to highlight those areas we currently believe to be most significant.

Rogers Communications Inc.	40	Third Quarter 2010

Share-Based Payments

Differences from existing Canadian GAAP:  IFRS 2, Share-Based Payments, requires that cash-settled stock-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards, which are determined using an option pricing model. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards, which are determined with reference to the market price of the Company’s underlying shares. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.  We expect the impact of the change at January 1, 2010 will be to decrease retained earnings by $15 million with a corresponding increase in liabilities, split between current ($9 million) and long-term ($6 million).  Net income for the three months ended September 30, 2010 is expected to decrease by $1 million (June 30, 2010 - increase $1 million; March 31, 2010 - decrease $2 million).

Employee Benefits

Differences with existing Canadian GAAP:  IAS 19, Employee Benefits, (“IAS 19”) requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan. All of the past service costs for our pension plan are vested; therefore, we expect that the impact of transition will result in a reduction of the opening pension asset balance equal to the amount of any previously unrecognized past service costs.

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. We intend to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss.

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. Our current accounting policy is to measure the defined benefit obligation and plan assets at September 30.

Also, IAS 19 limits the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs.  This restriction is expected to apply to one of our pension plans at the date of transition further reducing the pension asset.

Expected impact: We expect the impact of these changes at January 1, 2010 will be to decrease retained earnings by $174 million offset by a decrease in other long-term assets of $121 million and an increase in other long-term liabilities of $53 million.  Net income for the three months ended September 30, 2010 is expected to increase by less than $1 million (June 30, 2010 -  increase $1 million; March 31, 2010 -  increase $2 million).

Rogers Communications Inc.	41	Third Quarter 2010

Borrowing Costs

Differences from existing Canadian GAAP:  IAS 23, Borrowing Costs (“IAS 23”), requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we elected the accounting policy choice to expense these costs as incurred.

Expected impact:  IFRS 1 provides an election that permits application of the requirements of IAS 23 prospectively from the date of transition, January 1, 2010; therefore there is no change to the opening IFRS balance sheet.  We expect net income for the three months ended September 30, 2010 will increase by $2 million (June 30, 2010 - $nil; March 31, 2010 - $nil).

Fixed Assets: Componentization

Differences from existing Canadian GAAP:  IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of PP&E and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable.  We have identified a small number of assets with significant component parts that were not depreciated separately under Canadian GAAP.

Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.  We expect the impact of the change at January 1, 2010 will be to decrease retained earnings by $11 million offset by a corresponding decrease in property, plant & equipment.  Net income for the three months ended September 30, 2010 is expected to decrease by less than $1 million (June 30, 2010 - decrease $1 million; March 31, 2010 - $nil).

Joint Ventures

Differences from existing Canadian GAAP:  IAS 31, Interests in Joint Ventures (“IAS 31”) currently provides us with a policy choice to account for joint ventures using either proportionate consolidation or the equity method. The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2010. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Consequently, we expect to adopt the equity method upon transition to IFRS to minimize the impact of the new standard in the post transition period.  The impact of using the equity method is anticipated to result in reductions of the opening balances for current assets, property, plant and equipment, intangible assets and current liabilities with an offsetting increase in investments with no impact to the opening retained earnings balance.

In accordance with Canadian GAAP, the Company had previously recorded a deferred gain in relation to the contribution of certain assets to one of its joint ventures. The portion of this gain relating to the other venturer’s interest in the joint venture is being amortized to income over a 7 year period.  Under IFRS, the Company would have recognized the portion of the gain relating to the other venturer’s interest in the joint venture fully into income at the time the contribution was made.

Expected impact:  While the change from proportionate consolidation to equity accounting for the Company’s joint ventures will not impact opening retained earnings, nor will it impact net income, it is expected to decrease operating revenue by $8 million for the three months ended September 30, 2010 (June 30, 2010 - decrease $10 million; March 31, 2010 - decrease $11 million).  The change is also expected to decrease operating profit and adjusted operating profit by $4 million for the three months ended September 30, 2010 (June 30, 2010 - decrease $5 million; March 31, 2010 - decrease $6 million). Also, the treatment of the deferred gain associated with the contribution of certain assets to one of the Company’s joint ventures is expected to result in an increase in retained earnings at January 1, 2010 of $15 million with an offsetting decrease to other long-term liabilities.  As a result, net income is expected to decrease by approximately $1 million each quarter of 2010.

Rogers Communications Inc.	42	Third Quarter 2010

Financial Instruments: Transaction Costs

Differences from existing Canadian GAAP:  IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Under Canadian GAAP these costs are recognized immediately in net income.

Expected impact:  Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.  We expect the impact of the change at January 1, 2010 will be to increase retained earnings by $58 million with an offsetting decrease to long-term debt.  Net income for the three months ended September 30, 2010 is expected to increase by $4 million (June 30, 2010 - decrease $2 million; March 31, 2010 - decrease $3 million).

Financial Instruments: Hedge Accounting

Differences from existing Canadian GAAP:  When assessing hedge effectiveness under IAS 39, we will be required to include in the test the risk that the parties to the hedging instrument will default by failing to make payment. Under Canadian GAAP, we elected not to include credit risk in the hedge effectiveness tests. Upon transition to IFRS, we intend to continue to apply hedge accounting to all of our hedging arrangements for which Canadian GAAP hedge accounting is applied and which meet the IFRS hedge accounting criteria, including passing the revised effectiveness tests.

Expected impact:  While the change will not impact overall shareholders’ equity, it is expected to increase retained earnings by $7 million and correspondingly decrease the hedging equity reserve by $7 million at January 1, 2010.  Net income for the three months ended September 30, 2010 is expected to increase by $3 million (June 30, 2010 - increase $5 million; March 31, 2010 - decrease $11 million).  The change to net income is offset by a corresponding impact to other comprehensive income.

Customer Loyalty Programs

Differences from existing Canadian GAAP:  IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”) requires a revenue approach in accounting for customer loyalty programs. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. For Canadian GAAP, we have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue. The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. The application of IFRIC 13 is expected to result in a reclassification of revenue between the network (decrease) and equipment (increase) categories as well as a reclassification on the balance sheet for the deferred revenue balance from accrued liabilities to unearned revenue. Furthermore, we will also be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted.

Rogers Communications Inc.	43	Third Quarter 2010

Expected impact:    Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.  We expect the impact of the change at January 1, 2010 will be to increase retained earnings by $4 million.  Additionally, the liability balance will be reclassified to unearned revenue from accounts payable and accrued liabilities.  Net income for the three months ended September 30, 2010 is expected to increase by $1 million (June 30, 2010 - decrease $2 million; March 31, 2010 - $nil).

Impairment of Assets

Differences from existing Canadian GAAP:  International Accounting Standard 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Expected impact: Our impairment testing for the opening balance sheet under IFRS did not result in the recognition of any additional impairment losses or reversals of previously recorded impairment losses.

Provisions for Onerous Contracts

Differences from existing Canadian GAAP:  IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires an entity to recognize a provision when a contract becomes onerous, that is when it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Canadian GAAP only requires the recognition of such a liability in certain situations (e.g. for operating leases that the entity has ceased to use). This difference could result in recognition of an obligation under IFRS that was not previously recognized under Canadian GAAP.

Rogers Communications Inc.	44	Third Quarter 2010

Expected impact:    We are in the process of reviewing our significant contracts at January 1, 2010 and have identified one contract that must be provided for under IFRS.  Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.  The impact of the change at January 1, 2010 is expected to decrease retained earnings by $29 million.  Net income for the three months ended September 30, 2010 is expected to increase by $5 million as a result of the utilization of a portion of the provision during the quarter (June 30, 2010 - $nil; March 31, 2010 - $nil).  No other contracts have been identified as onerous during the nine months ended September 30, 2010.

Other impacts

Private investments: Under IFRS, the Company’s investments in equity instruments that do not have a quoted market price must be measured at fair value.  Under Canadian GAAP, these instruments are measured at historical cost.  The impact on transition is expected to increase the carrying value of investments by $1 million with a corresponding increase to the available-for-sale equity reserve.  There is no expected impact to comprehensive income for the nine months ended September 30, 2010.

Deferred Income Tax:  We have not identified any differences in the recognition and measurement of deferred income taxes under IFRS; however, we have determined the deferred tax impact of each of the above accounting changes.  Per the requirements of IFRS 1, the deferred tax adjustment will be recorded in opening retained earnings upon transition to IFRS.  We expect the impact of the change at January 1, 2010 will be to decrease the net deferred tax liability by $34 million.  Deferred tax expense for the three months ended September 30, 2010 is expected to increase by $3 million (June 30, 2010 - decrease $1 million; March 31, 2010 - decrease $1 million).

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. These are estimates based on our current understandings, and readers are cautioned that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Rogers Communications Inc.	45	Third Quarter 2010

The following unaudited consolidated financial statements show the expected impacts of the above noted differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the nine months ended September 30, 2010.

Condensed consolidated balance sheets:

	January 1, 2010				September 30, 2010
(In millions of dollars)	Canadian GAAP, as reported	Reclassification for IFRS presentation(1)	Adjustments to shareholders' equity	IFRS	Canadian GAAP, as reported	Reclassification for IFRS presentation(1)	Adjustments to shareholders' equity	IFRS

Assets

Current assets	$2,255	$(230)	$-	$2,025	$2,361	$(171)	$-	$2,190

Property, plant and equipment(2)	8,197	(50)	(11)	8,136	8,291	(47)	(10)	8,234
Goodwill and intangible assets	5,661	(110)	-	5,551	5,789	(150)	-	5,639
Other long-term assets(3)	905	228	(120)	1,013	996	205	(142)	1,059

	$17,018	$(162)	$(131)	$16,725	$17,437	$(163)	$(152)	$17,122

Liabilities and Shareholders' Equity

Current liabilities(4)	$2,748	$(59)	$15	$2,704	$2,711	$(70)	$16	$2,657

Long-term debt(5)	8,463	(9)	(58)	8,396	9,067	(10)	(57)	9,000
Provisions(6)	-	39	19	58	-	35	19	54
Other long-term liabilities(7)	1,534	(133)	10	1,411	1,534	(118)	(14)	1,402
	12,745	(162)	(14)	12,569	13,312	(163)	(36)	13,113

Shareholders' equity	4,273	-	(117)	4,156	4,125	-	(116)	4,009

	$17,018	$(162)	$(131)	$16,725	$17,437	$(163)	$(152)	$17,122
(1)	Reclassification includes change from proportionate consolidation to equity method for joint ventures as well as other presentation changes which do not impact shareholders’ equity.
(2)	See the section entitled “Fixed Assets: Componentization”.
(3)	See the section entitled “Employee Benefits”.
(4)	See the sections entitled “Share-Based Payments”, “Customer Loyalty Programs” and “Provisions for Onerous Contracts”.
(5)	See the section entitled “Financial Instruments: Transaction Costs”.
(6)	See the section entitled “Provisions for Onerous Contracts”.
(7)	See the sections entitled “Share-Based Payments”, “Employee Benefits”, “Joint Ventures” and “Other impacts”.

Rogers Communications Inc.	46	Third Quarter 2010

Consolidated statement of income:

	Canadian GAAP, as reported	Adjustments				IFRS
(In millions of dollars, except per share amounts)	Nine months ended September 30, 2010	Three months ended March 31, 2010	Three months ended June 30, 2010	Three months ended September 30, 2010	Total	Nine months ended September 30, 2010

Operating revenue(1)	$9,034	$(11)	$(12)	$(7)	$(30)	$9,004
					-
Operating expenses before the undernoted(2)	5,455	(7)	(6)	(9)	(22)	5,433

Adjusted operating profit(3)(4)	3,579	(4)	(6)	2	(8)	3,571

Stock-based compensation expense	74	2	(1)	1	2	76
Integration and restructuring expenses	18	-	-	-	-	18
Other items, net	19	-	-	-	-	19
Operating profit(3)	3,468	(6)	(5)	1	(10)	3,458
Depreciation and amortization(5)	1,215	(2)	(1)	(2)	(5)	1,210

Operating income	2,253	(4)	(4)	3	(5)	2,248

Interest on long-term debt	(505)	-	-	-	-	(505)
Loss on repayment of long-term debt	(87)	-	-	-	-	(87)
Other income (expense), net(6)	9	(11)	5	10	4	13
Income tax expense	(469)	3	-	(3)	-	(469)

Net income for the period	$1,201	$(12)	$1	$10	$(1)	$1,200

Basic and diluted net income per share	$2.06					$2.06

As adjusted: (4)
Net income	$1,348					$1,348
Basic and diluted net income per share	$2.32					$2.32

(1)	See the sections entitled “Joint Ventures” and “Customer Loyalty Programs”.
(2)	See the sections entitled “Joint Ventures”, “Employee benefits” and “Provisions for Onerous Contracts”.
(3)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with both Canadian GAAP and IFRS.
(4)
The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items; and (iv) in respect of net income and net income per share, loss on the repayment of long-term debt, debt issuance costs and the related income tax impact of the above amounts and for IFRS only, amortization of deferred transaction costs.

(5)	See the sections entitled “Fixed Asset: Componentization” and “Joint Ventures”.
(6)	See the sections entitled “Joint Ventures” and “Financial Instruments: Transactions Costs”. The adjustments also include reclassification related to income from associates.

Rogers Communications Inc.	47	Third Quarter 2010

Consolidated statement of comprehensive income:

	Canadian GAAP, as reported	Adjustments				IFRS
(In millions of dollars)	Nine months ended September 30, 2010	Three months ended March 31, 2010	Three months ended June 30, 2010	Three months ended September 30, 2010	Total	Nine months ended September 30, 2010

Net income for the period	$1,201	$(12)	$1	$10	$(1)	$1,200

Other comprehensive income (loss):
Increase in fair value of available-for-sale investments	31	-	-	-	-	31
Cash flow hedging derivative instruments(1)	175	11	(5)	(3)	3	178
Other comprehensive income before income taxes	206	11	(5)	(3)	3	209
Related income taxes	(37)	(2)	1	-	(1)	(38)
	169	9	(4)	(3)	2	171
Total comprehensive income	$1,370	$(3)	$(3)	$7	$1	$1,371

(1)	See the section entitled “Financial Instruments: Hedge Accounting”.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the third quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2009 Annual MD&A.

2010 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February 17, 2010. However, given the results to date at this point in the year, directionally our bias is to the higher ends of both the adjusted operating profit and free cash flow guidance ranges. See the section entitled "Caution Regarding Forward-Looking Statements, Risks and Assumptions" below.

Rogers Communications Inc.	48	Third Quarter 2010

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and adjusted operating profit margin)	2010	2009	2010	2009

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,624	$1,562	$4,698	$4,424
Divided by: average postpaid wireless voice and data subscribers	7,220	6,780	7,099	6,635
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$74.98	$76.79	$73.53	$74.08

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$79	$83	$219	$223
Divided by: average prepaid subscribers	1,540	1,472	1,511	1,471
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$17.10	$18.80	$16.10	$16.84

Blended ARPU (monthly)
Voice and data revenue	$1,703	$1,645	$4,917	$4,647
Divided by: average wireless voice and data subscribers	8,760	8,252	8,610	8,106
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$64.80	$66.45	$63.45	$63.70

Adjusted operating profit margin
Adjusted operating profit	$823	$846	$2,470	$2,298
Divided by: network revenue	1,703	1,645	4,917	4,647
Adjusted operating profit margin	48.3%	51.4%	50.2%	49.5%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, except adjusted operating profit margin)	2010	2009	2010	2009

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$368	$325	$1,051	$962
Divided by revenue	797	773	2,376	2,279
Cable Operations adjusted operating profit margin	46.2%	42.0%	44.2%	42.2%

RBS adjusted operating profit margin:
Adjusted operating profit	$11	$8	$28	$30
Divided by revenue	146	126	419	379
RBS adjusted operating profit margin	7.5%	6.3%	6.7%	7.9%

Rogers Communications Inc.	49	Third Quarter 2010

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, number of shares outstanding in millions)	2010	2009	2010	2009

Operating profit	$1,164	$1,152	$3,468	$3,267
Add (deduct):
Stock-based compensation expense (recovery)	40	6	74	(62)
Integration and restructuring expenses	8	11	18	52
Other items, net	4	-	19	-
Contract termination fees	-	12	-	12
Adjusted operating profit	$1,216	$1,181	$3,579	$3,269

Net income	$370	$485	$1,201	$1,168
Add (deduct):
Stock-based compensation expense (recovery)	40	6	74	(62)
Integration and restructuring expenses	8	11	18	52
Other items, net	4	-	19	-
Contract termination fees	-	12	-	12
Loss on repayment of long-term debt	87	-	87	-
Debt issuance costs	10	-	10	5
Income tax impact	(43)	(9)	(61)	(2)
Adjusted net income	$476	$505	$1,348	$1,173

Adjusted basic and diluted earnings per share:
Adjusted net income	$476	$505	$1,348	$1,173
Divided by: weighted average number of shares outstanding	574	616	582	627
Adjusted basic and diluted earnings per share	$0.83	$0.82	$2.32	$1.87

Rogers Communications Inc.	50	Third Quarter 2010

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

Quarterly Consolidated Financial Summary
	2010			2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Operating Revenue
Wireless	$1,662	$1,700	$1,822	$1,544	$1,616	$1,760	$1,734	$1,655
Cable	997	1,004	1,020	968	972	989	1,019	985
Media	301	396	376	284	366	364	393	394
Corporate and eliminations	(73)	(71)	(100)	(49)	(63)	(77)	(89)	(93)
	2,887	3,029	3,118	2,747	2,891	3,036	3,057	2,941

Operating profit (loss) before the undernoted
Wireless	832	815	823	710	742	846	744	639
Cable	344	344	379	324	332	329	325	313
Media	8	66	38	(10)	37	36	52	46
Corporate and eliminations	(21)	(25)	(24)	(19)	(28)	(30)	(20)	(30)
	1,163	1,200	1,216	1,005	1,083	1,181	1,101	968
Stock-based compensation recovery (expense)(1)	(24)	(10)	(40)	81	(13)	(6)	(29)	(25)
Settlement of pension obligations(2)	-	-	-	-	-	-	(30)	-
Integration and restructuring expenses(3)	(2)	(8)	(8)	(4)	(37)	(11)	(65)	(41)
Contract termination fees(4)	-	-	-	-	-	(12)	(7)	-
Other items, net(5)	(15)	-	(4)	-	-	-	-	-
Adjustment for CRTC Part II fees decision(6)	-	-	-	-	-	-	79	-
Operating profit(7)	1,122	1,182	1,164	1,082	1,033	1,152	1,049	902
Depreciation and amortization	408	406	401	444	446	416	424	471
Impairment losses on goodwill, intangible assets and other long-term assets(8)	-	-	-	-	-	-	18	294
Operating income	714	776	763	638	587	736	607	137
Interest on long-term debt	(168)	(170)	(167)	(152)	(156)	(166)	(173)	(157)
Loss on repayment of long-term debt	-	-	(87)	-	-	-	(7)	-
Debt issuance costs	-	-	(10)	-	(5)	-	(6)	-
Other income (expense)	(2)	18	3	(17)	73	44	(23)	(31)
Income tax expense	(164)	(173)	(132)	(160)	(125)	(129)	(88)	(87)
Net income (loss) for the period	$380	$451	$370	$309	$374	$485	$310	$(138)

Net income (loss) per share:
Basic and diluted	$0.64	$0.78	$0.64	$0.49	$0.59	$0.79	$0.51	$(0.22)

Additions to property, plant and equipment(7)	$366	$439	$442	$359	$434	$491	$571	$783

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Blink, Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)	Relates to resolution of obligations and accruals relating to prior periods.
(6)
Relates to an adjustment for CRTC Part II fees related to prior periods. The adjustments related to Part II CRTC fees are applicable to the quarters in which they occur and only partially impact the full years.

(7)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(8)
In the fourth quarter of 2009 and 2008, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets; and $294 million in 2008 with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Rogers Communications Inc.	51	Third Quarter 2010

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

Adjusted Quarterly Consolidated Financial Summary(1)
	2010			2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Operating Revenue
Wireless	$1,662	$1,700	$1,822	$1,544	$1,616	$1,760	$1,734	$1,655
Cable	997	1,004	1,020	968	972	989	1,019	985
Media	301	396	376	284	366	364	393	394
Corporate and eliminations	(73)	(71)	(100)	(49)	(63)	(77)	(89)	(93)
	2,887	3,029	3,118	2,747	2,891	3,036	3,057	2,941

Adjusted operating profit (loss)(2)
Wireless	832	815	823	710	742	846	744	639
Cable	344	344	379	324	332	329	325	313
Media	8	66	38	(10)	37	36	52	46
Corporate and eliminations	(21)	(25)	(24)	(19)	(28)	(30)	(20)	(30)
	1,163	1,200	1,216	1,005	1,083	1,181	1,101	968
Depreciation and amortization	408	406	401	444	446	416	424	471
Adjusted operating income	755	794	815	561	637	765	677	497
Interest on long-term debt	(168)	(170)	(167)	(152)	(156)	(166)	(173)	(157)
Other income (expense)	(2)	18	3	(17)	73	44	(23)	(31)
Income tax expense	(177)	(178)	(175)	(136)	(142)	(138)	(111)	(145)
Adjusted net income for the period	$408	$464	$476	$256	$412	$505	$370	$164

Adjusted net income per share:
Basic and diluted	$0.69	$0.80	$0.83	$0.40	$0.65	$0.82	$0.61	$0.26

Additions to property, plant and equipment(2)	$366	$439	$442	$359	$434	$491	$571	$783

(1)
This quarterly summary has been adjusted to exclude stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, adjustments to CRTC Part II fees related to prior periods, pension settlement, other items, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	52	Third Quarter 2010

SUPPLEMENTARY INFORMATION
Summary Financial Results of Long-Term Debt Guarantors

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2009. For further details in respect of the corporate reorganization, see the section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing - July 1, 2010 Corporate Reorganization”.

	Three months ended September 30 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Statement of Income Data:
Revenue	$23	$23	$2,770	$2,755	$398	$365	$(73)	$(107)	$3,118	$3,036
Operating income (loss)	(51)	(32)	849	785	(20)	10	(15)	(26)	763	737
Net income (loss)	370	485	(1)	963	217	(470)	(216)	(493)	370	485

	Nine months ended September 30 (unaudited) (3)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Statement of Income Data:
Revenue	$68	$72	$8,144	$7,865	$1,107	$1,010	$(285)	$(273)	$9,034	$8,674
Operating income (loss)	(126)	(63)	2,402	2,174	20	(11)	(43)	(139)	2,253	1,961
Net income (loss)	1,201	1,168	1,663	2,419	(668)	(1,302)	(995)	(1,117)	1,201	1,168

	As at period end (unaudited) (3)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31	Sep. 30	Dec. 31
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Balance Sheet Data
(at period end):
Current assets	$1,025	$1,084	$1,870	$4,053	$949	$3,365	$(1,483)	$(6,247)	$2,361	$2,255
Non-current assets	16,014	23,678	8,961	3,895	5,398	11,960	(15,297)	(24,770)	15,076	14,763
Current liabilities	2,194	7,191	1,433	1,152	569	654	(1,485)	(6,249)	2,711	2,748
Non-current liabilities	9,694	9,410	205	132	182	70	520	385	10,601	9,997

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)
Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of  it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

(3)	Information for periods prior to July 1, 2010 has been presented on a pro forma basis as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2009.

Rogers Communications Inc.	53	Third Quarter 2010

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to IFRS accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2009 Annual MD&A.

Rogers Communications Inc.	54	Third Quarter 2010

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, October 26, 2010. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	55	Third Quarter 2010

Unaudited Interim Consolidated Financial Statements of Rogers Communications Inc. Three and nine months ended September 30, 2010 and 2009

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Operating revenue	$3,118	$3,036	$9,034	$8,674

Operating expenses:
Cost of sales	399	345	1,021	983
Sales and marketing	314	300	869	877
Operating, general and administrative	1,233	1,228	3,658	3,495
Integration and restructuring (note 4)	8	11	18	52
Depreciation and amortization	401	416	1,215	1,306

Operating income	763	736	2,253	1,961

Interest on long-term debt	(167)	(166)	(505)	(474)
Foreign exchange gain	14	72	7	123
Change in fair value of derivative instruments	(12)	(27)	7	(28)
Loss on repayment of long-term debt (note 6(c))	(87)	–	(87)	–
Debt issuance costs (note 6(b))	(10)	–	(10)	(5)
Other income (expense), net	1	(1)	5	5

Income before income taxes	502	614	1,670	1,582

Income tax expense:
Current	2	112	221	111
Future	130	17	248	303
	132	129	469	414

Net income for the period	$370	$485	$1,201	$1,168

Basic and diluted net income per share (note 5)	$0.64	$0.79	$2.06	$1.86

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	September 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$344	$383
Accounts receivable	1,402	1,310
Other current assets	432	338
Current portion of derivative instruments (note 10)	2	4
Future income tax assets	181	220
	2,361	2,255

Property, plant and equipment	8,291	8,197
Goodwill	3,101	3,018
Intangible assets	2,688	2,643
Investments	569	547
Derivative instruments (note 10)	125	78
Other long-term assets	302	280

	$17,437	$17,018

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,111	$2,175
Income taxes payable	273	208
Current portion of long-term debt (note 6)	–	1
Current portion of derivative instruments (note 10)	59	80
Unearned revenue	268	284
	2,711	2,748

Long-term debt (note 6)	9,067	8,463
Derivative instruments (note 10)	742	1,004
Other long-term liabilities	133	133
Future income tax liabilities	659	397
	13,312	12,745

Shareholders' equity (note 8)	4,125	4,273

	$17,437	$17,018

Contingencies (note 12)
Subsequent events (notes 8(a) and 13)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Nine months ended September 30, 2010

	Class A Voting			Class B Non-Voting					Accumulated
	shares			shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income	equity
		(000s	)		(000s	)

Balances, January 1, 2010	$72	112,462		$456	479,948		$2,304	$1,398	$43	$4,273
Net income for the period	–	–		–	–		–	1,201	–	1,201
Shares issued on exercise of stock options	–	–		6	157		–	–	–	6
Dividends declared	–	–		–	–		–	(559)	–	(559)
Repurchase of Class B Non-Voting shares (note 8)	–	–		(26)	(26,949)		(884)	(55)	–	(965)
Other comprehensive income	–	–		–	–		–	–	169	169

Balances, September 30, 2010	$72	112,462		$436	453,156		$1,420	$1,985	$212	$4,125

Nine months ended September 30, 2009

	Class A Voting			Class B Non-Voting					Accumulated
	shares			shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income (loss)	equity
		(000s	)		(000s	)

Balances, January 1, 2009	$72	112,462		$488	523,430		$3,560	$691	$(95)	$4,716
Net income for the period	–	–		–	–		–	1,168	–	1,168
Shares issued on exercise of stock options	–	–		5	173		–	–	–	5
Dividends declared	–	–		–	–		–	(545)	–	(545)
Repurchase of Class B Non-Voting shares (note 8)	–	–		(28)	(30,341)		(857)	(32)	–	(917)
Other comprehensive income	–	–		–	–		–	–	103	103

Balances, September 30, 2009	$72	112,462		$465	493,262		$2,703	$1,282	$8	$4,530

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income for the period	$370	$485	$1,201	$1,168

Other comprehensive income (loss):
Change in fair value of available- for-sale investments:
Increase (decrease) in fair value	30	26	31	(25)
Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(202)	(477)	(4)	(710)
Reclassification to net income of foreign exchange gain	174	469	103	791
Reclassification to net income of accrued interest	25	22	76	39
	(3)	14	175	120

Other comprehensive income before income taxes	27	40	206	95
Related income taxes	1	10	(37)	8
	28	50	169	103

Total comprehensive income	$398	$535	$1,370	$1,271

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating activities:
Net income for the period	$370	$485	$1,201	$1,168
Adjustments to reconcile net income for the period to cash flows from operating activities:
Depreciation and amortization	401	416	1,215	1,306
Program rights and Rogers Retail rental amortization	52	42	157	119
Future income taxes	130	17	248	303
Loss on repayment of long-term debt	87	–	87	–
Unrealized foreign exchange gain	(13)	(67)	(8)	(114)
Change in the value of derivative instruments	12	27	(7)	28
Pension contributions, net of expense	(5)	(73)	(22)	(92)
Stock-based compensation expense (recovery)	40	6	74	(62)
Amortization of fair value increment (decrement) on long-term debt	1	(1)	(2)	(4)
Other	6	5	7	5
	1,081	857	2,950	2,657
Change in non-cash operating working capital items	(250)	362	(287)	126
	831	1,219	2,663	2,783

Investing activities:
Additions to property, plant and equipment ("PP&E")	(442)	(491)	(1,247)	(1,284)
Change in non-cash working capital items related to PP&E	58	32	(12)	(91)
Acquisition of spectrum licences	(10)	(25)	(40)	(40)
Acquisitions, net of cash and cash equivalents acquired	(45)	(5)	(177)	(16)
Additions to program rights	(24)	(39)	(109)	(131)
Other	(1)	(1)	20	(6)
	(464)	(529)	(1,565)	(1,568)

Financing activities:
Issuance of long-term debt	2,425	–	2,475	1,825
Repayment of long-term debt	(1,701)	(1)	(1,752)	(1,411)
Premium on repayment of long-term debt	(79)	–	(79)	–
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	547	–	547	–
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(816)	–	(816)	–
Repurchase of Class B Non-Voting shares	(335)	(408)	(965)	(917)
Issuance of capital stock on exercise of stock options	1	2	3	2
Dividends paid	(187)	(184)	(550)	(527)
	(145)	(591)	(1,137)	(1,028)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Increase (decrease) in cash and cash equivalents	222	99	(39)	187
Cash and cash equivalents (deficiency), beginning of period	122	69	383	(19)
Cash and cash equivalents, end of period	$344	$168	$344	$168

Supplemental cash flow information:
Income taxes paid	$139	$1	$151	$1
Interest paid	182	147	521	454

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(147)	$(57)	$(89)	$165
Decrease (increase) in other assets	–	27	(131)	16
Increase (decrease) in accounts payable and accrued liabilities	62	295	(115)	(195)
Increase (decrease) in income taxes payable	(142)	112	65	115
Increase (decrease) in unearned revenue	(23)	(15)	(17)	25
	$(250)	$362	$(287)	$126

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively, the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2009 (the "2009 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

Certain of the prior period's comparative figures have been reclassified to conform with the financial statement presentation adopted in the current periods.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 financial statements, except for the adoption of new accounting policies described below:

(a)	Business combinations, consolidated financial statements and non-controlling interests:

In October 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1582, Business Combinations ("CICA 1582"), concurrently with Handbook Sections 1601, Consolidated Financial Statements ("CICA 1601"), and 1602, Non-controlling Interests ("CICA 1602").  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements.  CICA 1602 establishes guidance for the treatment of non-controlling interests.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company has chosen to adopt these three sections on January 1, 2010.  CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively.  The adoption of these standards had no material impact on previously reported amounts.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

(b)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010.  Starting in the first quarter of 2011, the Company will provide unaudited interim consolidated financial information in accordance with IFRS, including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP; however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended September 30, 2010					Three months ended September 30, 2009
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,822	$1,020	$376	$(100)	$3,118	$1,760	$989	$364	$(77)	$3,036

Cost of sales	341	39	41	(22)	399	272	47	43	(17)	345
Sales and marketing	175	109	53	(23)	314	155	113	50	(18)	300
Operating, general and administrative*	483	493	244	(31)	1,189	487	500	235	(12)	1,210
	823	379	38	(24)	1,216	846	329	36	(30)	1,181
Integration and restructuring	3	5	–	–	8	5	6	–	–	11
Stock-based compensation expense*	7	6	6	21	40	3	–	1	2	6
Contract termination fee*	–	–	–	–	–	–	–	12	–	12
Other items, net*	–	–	4	–	4	–	–	–	–	–
	813	368	28	(45)	1,164	838	323	23	(32)	1,152

Depreciation and amortization	159	197	15	30	401	169	197	14	36	416

Operating income (loss)	$654	$171	$13	$(75)	763	$669	$126	$9	$(68)	736

Interest on long-term debt					(167)					(166)
Foreign exchange gain					14					72
Change in fair value of derivative instruments					(12)					(27)
Loss on repayment of long-term debt					(87)					–
Debt issuance costs					(10)					–
Other income (expense), net					1					(1)

Income before income taxes					$502					$614

Additions to PP&E	$186	$189	$15	$52	$442	$221	$193	$11	$66	$491

  *Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

2.	Segmented information (continued):

	Nine months ended September 30, 2010					Nine months ended September 30, 2009
				Corporate					Corporate
			items and		Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$5,184	$3,021	$1,073	$(244)	$9,034	$4,920	$2,929	$1,014	$(189)	$8,674

Cost of sales	821	124	120	(44)	1,021	751	140	116	(24)	983
Sales and marketing	438	331	160	(60)	869	444	334	153	(54)	877
Operating, general and administrative*	1,455	1,499	681	(70)	3,565	1,427	1,470	682	(34)	3,545
	2,470	1,067	112	(70)	3,579	2,298	985	63	(77)	3,269
Integration and restructuring	4	13	1	–	18	14	17	21	–	52
Stock-based compensation expense (recovery)*	14	11	12	37	74	(5)	(21)	(13)	(23)	(62)
Contract termination fee*	–	–	–	–	–	–	–	12	–	12
Other items, net*	10	5	4	–	19	–	–	–	–	–
	2,442	1,038	95	(107)	3,468	2,289	989	43	(54)	3,267

Depreciation and amortization	486	596	44	89	1,215	489	604	47	166	1,306

Operating income (loss)	$1,956	$442	$51	$(196)	2,253	$1,800	$385	$(4)	$(220)	1,961

Interest on long-term debt					(505)					(474)
Foreign exchange gain					7					123
Change in fair value of derivative instruments					7					(28)
Loss on repayment of long-term debt					(87)					–
Debt issuance costs					(10)					(5)
Other income, net					5					5

Income before income taxes					$1,670					$1,582

Additions to PP&E	$591	$484	$29	$143	$1,247	$599	$476	$41	$168	$1,284

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)
Three and nine months ended September 30, 2010 and 2009

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended September 30, 2010					Three months ended September 30, 2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$797	$146	$89	$(12)	$1,020	$773	$126	$97	$(7)	$989

Cost of sales	–	–	39	–	39	–	–	47	–	47
Sales and marketing	55	9	45	–	109	63	7	47	(4)	113
Operating, general and administrative*	374	126	5	(12)	493	385	111	7	(3)	500
	368	11	–	–	379	325	8	(4)	–	329
Integration and restructuring	2	1	2	–	5	4	–	2	–	6
Stock-based compensation expense (recovery)*	6	–	–	–	6	(1)	1	–	–	–
	$360	$10	$(2)	$–	368	$322	$7	$(6)	$–	323

Depreciation and amortization					197					197

Operating income					$171					$126

Additions to PP&E	$177	$11	$1	$–	$189	$180	$10	$3	$–	$193

  *Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

2.	Segmented information (continued):

	Nine months ended September 30, 2010					Nine months ended September 30, 2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$2,376	$419	$264	$(38)	$3,021	$2,279	$379	$289	$(18)	$2,929

Cost of sales	–	–	124	–	124	–	–	140	–	140
Sales and marketing	165	31	135	–	331	182	19	137	(4)	334
Operating, general and administrative*	1,160	360	17	(38)	1,499	1,135	330	19	(14)	1,470
	1,051	28	(12)	–	1,067	962	30	(7)	–	985
Integration and restructuring	3	4	6	–	13	11	1	5	–	17
Stock-based compensation expense (recovery)*	11	–	–	–	11	(20)	–	(1)	–	(21)
Other items, net*	7	–	(2)	–	5	–	–	–	–	–
	$1,030	$24	$(16)	$–	1,038	$971	$29	$(11)	$–	989

Depreciation and amortization					596					604

Operating income					$442					$385

Additions to PP&E	$454	$25	$5	$–	$484	$440	$27	$9	$–	$476

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

3.	Business combinations:

(a)	Blink Communications Inc.:

On January 29, 2010, the Company closed an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. ("Blink"), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million.  Blink is a facilities-based, data network service provider that delivers next generation and leading edge services, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga, Ontario areas.  The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective January 29, 2010 and has contributed $14 million of revenue and $3 million of operating income in the nine months ended September 30, 2010.  The costs of the acquisition amounted to approximately $1 million and have been charged to integration and restructuring expenses.

During the nine months ended September 30, 2010, the Company finalized the purchase price allocation of Blink upon receipt of the final valuations of certain tangible and intangible assets acquired.  The final purchase price allocation is as follows:

Purchase price	$131

Current assets	$3
PP&E	35
Customer relationships and contracts	40
Future income tax liabilities	(11)
Current liabilities	(2)

Fair value of net assets acquired	$65

Goodwill	$66

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

3.	Business combinations (continued):

The goodwill has been allocated to the Rogers Business Solutions reporting segment and is not tax deductible.

The customer contracts and customer relationships are being amortized over a period of 5 years.

(b)	Cityfone Telecommunications Inc.:

On July 9, 2010, the Company closed an agreement to acquire the assets of Cityfone Telecommunications Inc. ("Cityfone") for cash consideration of $26 million.  Cityfone is a leading independent Canadian Mobile Virtual Network Operator and offers post-paid wireless voice and data services to subscribers through private label programs with major Canadian brands.  The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective July 9, 2010 and has contributed incremental revenue of $2 million and operating income of $nil in the nine months ended September 30, 2010.  The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.  The Company will finalize the valuation of the PP&E and identifiable intangible assets acquired by the end of the current fiscal year.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$26

Current assets	$3
PP&E	1
Customer relationships	17
Current liabilities	(1)

Preliminary fair value of net assets acquired	$20

Goodwill	$6

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

3.	Business combinations (continued):

The goodwill has been allocated to the Wireless reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 5 years.

(c)	Kincardine Cable T.V. Ltd.:

On July 30, 2010, the Company closed an agreement to acquire the assets of Kincardine Cable T.V. Ltd. ("Kincardine") for cash consideration of $20 million.  Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area.  The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective July 30, 2010 and has contributed $1 million of revenue in the nine months ended September 30, 2010.  The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.  The Company will finalize the valuation of the PP&E and identifiable intangible assets acquired by the end of the current fiscal year.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$20

PP&E	$2
Customer relationships	9
Current liabilities	(1)

Preliminary fair value of net assets acquired	$10

Goodwill	$10

The goodwill has been allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

3.	Business combinations (continued):

(d)	Other:

On June 21, 2010, the Company announced that it had reached an agreement to acquire London, Ontario FM radio station BOB-FM (CHST-FM).  This transaction is subject to CRTC approval and is expected to close in the first quarter of 2011.

On June 22, 2010, the Company announced that it had reached an agreement to acquire Edmonton, Alberta FM radio station BOUNCE (CHBN-FM).  This transaction is subject to CRTC approval and is expected to close in the first quarter of 2011.

4.	Integration and restructuring expenses:

During the three and nine months ended September 30, 2010, the Company incurred integration and restructuring expenses in the amount of $8 million and $18 million, respectively, related to: (i) severances resulting from the targeted restructuring of the Company's employee base ($nil and $4 million, respectively); (ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($7 million and $9 million); (iii) the closure of certain Rogers Retail stores ($1 million and $4 million); and (iv) transaction costs incurred and integration of acquired businesses and related restructuring ($nil and $1 million).

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

4.	Integration and restructuring expenses (continued):

The following provides a summary of changes in accounts payable and accrued liabilities associated with the integration and restructuring activities:

	As at			As at
	December 31,			September 30,
	2009	Additions	Payments	2010

Severances resulting from the targeted restructuring of the Company's employee base	$83	$4	$48	$39
Outsourcing of certain information technology functions	9	9	15	3
Retail store closures	2	4	2	4
Integration of acquired businesses	2	1	3	–

	$96	$18	$68	$46

The liability of $46 million as at September 30, 2010 is expected to be paid over the balance of fiscal 2010 and 2011.

5.	Net income per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Numerator:
Net income for the period, basic and diluted	$370	$485	$1,201	$1,168
Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	574	616	582	627
Basic and diluted net income per share	$0.64	$0.79	$2.06	$1.86

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Long-term debt:

	Due	Principal		Interest	September 30,	December 31,
	date	amount		rate	2010	2009

Corporate:
Bank credit facility				Floating	$175	$–
Senior Notes	2016		$1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.	1,400	6.80%	1,441	1,471
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	–
Senior Notes	2038	U.S.	350	7.50%	360	368
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	–

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S.	490	9.625%	–	515
Senior Notes	2011		460	7.625%	–	460
Senior Notes	2012	U.S.	470	7.25%	484	494
Senior Notes	2014	U.S.	750	6.375%	772	788
Senior Notes	2015	U.S.	550	7.50%	566	578
Fair value increment (decrement) arising from purchase accounting					(5)	6

Formerly Rogers Cable Inc.:
Senior Notes	2011		175	7.25%	–	175
Senior Notes	2012	U.S.	350	7.875%	360	368
Senior Notes	2013	U.S.	350	6.25%	360	368
Senior Notes	2014	U.S.	350	5.50%	360	368
Senior Notes	2015	U.S.	280	6.75%	288	294
Senior Debentures	2032	U.S.	200	8.75%	206	210

Capital leases and other				Various	–	1
					9,067	8,464

Less current portion					–	1
					$9,067	$8,463

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Long-term debt (continued):

(a)	Company reorganization:

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership ("RCP").  On July 1, 2010, the Company completed a reorganization which included the amalgamation of Rogers Communications Inc. ("RCI") and Rogers Cable Communications Inc. ("RCCI") and another of RCI's wholly owned subsidiaries, forming one amalgamated company under the name Rogers Communications Inc.  Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions.  The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany promissory notes.  The transfer of the amalgamated company's broadcasting distribution undertaking licences and related network assets is pending CRTC approval.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company's shared services and Cable and Wireless operations.  Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and, effective July 1, 2010, RCCI is no longer a guarantor, or co-obligor, as applicable, for the Company's bank credit facility, public debt and derivative instruments.  The amalgamated company continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor for the public debt and a guarantor, as applicable, for the bank credit facility and derivative instruments.  The Company's respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis.

There has been no impact on the Media segment as a result of this reorganization.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Long-term debt (continued):

(b)	Issuance of Senior Notes:

On August 25, 2010, the Company issued $800 million of 6.11% Senior Notes which mature on August 25, 2040.  The notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $794 million after deduction of the original issue discount and debt issuance costs.

On September 29, 2010, the Company issued $900 million of 4.70% Senior Notes which mature on September 29, 2020.  The notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $895 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and expensed in the three months ended September 30, 2010.

(c)	Redemption of Senior Notes:

On August 27, 2010, the Company redeemed the entire outstanding principal amount of its U.S. $490 million ($516 million) 9.625% Senior Notes due 2011 at the prescribed redemption price of 105.999% of the principal amount effective on that date.  The Company incurred a loss on the repayment of the Senior Notes aggregating $39 million, including aggregate redemption premiums of $31 million, net settlement payments related to the termination of associated swaps of $16 million, offset by a write-down of a previously recorded fair value increment of $8 million.

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $460 million 7.625% Senior Notes due 2011 at the prescribed redemption price of 107.696% of the principal amount effective on that date.  The Company incurred a loss on repayment of the Senior Notes of $35 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Long-term debt (continued):

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $175 million 7.25% Senior Notes due 2011 at the prescribed redemption price of 107.219% of the principal amount effective on that date.  The Company incurred a loss on repayment of the Senior Notes of $13 million.

7.	Pensions:

During the three and nine months ended September 30, 2010, the Company recorded pension expense in the amount of $8 million and $25 million (2009 - $6 million and $17 million), respectively.  In addition, the expense related to unfunded supplemental executive retirement plans for the three and nine months ended September 30, 2010 was $1 million and $3 million (2009 - $1 million and $2 million), respectively.

8.	Shareholders' equity:

(a)	Dividends:

In February 2010, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.16 to $1.28 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 16, 2010, the Board of Directors declared a dividend of $0.32 per share, which was paid on April 1, 2010, to shareholders of record on March 5, 2010.

On April 29, 2010, the Board of Directors declared a dividend of $0.32 per share which was paid on July 2, 2010, to shareholders of record on May 14, 2010.

On August 18, 2010, the Board of Directors declared a dividend of $0.32 per share which was paid on October 1, 2010, to shareholders of record on September 9, 2010.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

8.	Shareholders' equity (continued):

(b)	Normal course issuer bid:

In February 2010, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

During the three months ended September 30, 2010, the Company repurchased for cancellation an aggregate 8,954,706 Class B Non-Voting shares for an aggregate purchase price of $334.7 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $8.6 million, $303.9 million and $22.2 million, respectively.  An aggregate 6,074,706 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $231.6 million.  The remaining 2,880,000 of these shares were repurchased for cancellation pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $103.1 million.  This purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

8.	Shareholders' equity (continued):

During the nine months ended September 30, 2010, the Company repurchased for cancellation an aggregate 26,949,406 Class B Non-Voting shares for an aggregate purchase price of $964.8 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $25.8 million, $883.5 million and $55.5 million, respectively. An aggregate 20,069,406 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $736.1 million. The remaining 6,880,000 of these shares were repurchased for cancellation pursuant to private agreements between the Company and an arm's-length third party seller for an aggregate purchase price of $228.7 million. These purchases were made under an issuer bid exemption order issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

9.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Stock options	$30	$3	$51	$(61)
Restricted share units	7	3	17	3
Deferred share units	3	–	6	(4)

	$40	$6	$74	$(62)

During the three and nine months ended September 30, 2010, the Company granted 56,800 and 1,331,225 stock options to employees, including stock options and performance options (2009 - 69,000 and 2,648,550), respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

9.	Stock-based compensation (continued):

The weighted average exercise price of stock options granted during the three and nine months ended September 30, 2010 was $37.30 and $34.66 per share (2009 - $29.62 and $29.49), respectively.  As at September 30, 2010, 12,328,192 (December 31, 2009 - 13,467,096) stock options were outstanding.

During the three and nine months ended September 30, 2010, the Company issued 111,297 and 800,194 restricted share units to employees (2009 - 65,413 and 415,004), respectively.  As at September 30, 2010, 1,600,755 (December 31, 2009 - 1,060,223) restricted share units were outstanding.

During the three and nine months ended September 30, 2010, $15 million and $49 million was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature (2009 - $8 million and $32 million), respectively.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2009.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

(b)	Derivative instruments:

The effect of estimating fair value using credit-adjusted discount rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at September 30, 2010 is illustrated in the table below.  As at September 30, 2010, the credit-adjusted net liability position of the Company's Derivatives portfolio was $674 million, which is $3 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$138	$(815)	$(677)
Mark-to-market value - credit-adjusted estimate (carrying value)	127	(801)	(674)
Difference	$11	$(14)	$(3)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At September 30, 2010, 93.1% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At September 30, 2010, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk-
	U.S. $	Exchange	Cdn. $	risk-free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$121	$110
As liabilities	2,725	1.2930	3,523	(815)	(801)
Net mark-to-market liability				(694)	(691)
Derivatives not accounted for as hedges:
As assets	350	1.0258	359	17	17
Net mark-to-market asset				17	17
Net mark-to-market liability				$(677)	(674)
Less net current liability portion					(57)
Net long-term liability portion					$(617)

On August 27, 2010, the Company settled Derivatives hedging the U.S. $490 million 9.625% Senior Subordinated Notes (note 6).  Simultaneously, the Company also settled additional Derivatives with a notional amount of $10 million which were not accounted for as hedges.  The settlement of these Derivatives resulted in a net payment by the Company of $269 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At December 31, 2009, 93.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2009, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk-
	U.S. $	Exchange	Cdn. $	risk-free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)
Net mark-to-market liability				(1,033)	(1,007)
Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market asset				6	5
Net mark-to-market liability				$(1,027)	(1,002)
Less net current liability portion					(76)
Net long-term liability portion					$(926)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company.  During the three and nine months ended September 30, 2010, total amounts paid by the Company to these related parties, directly or indirectly, were $9 million and $27 million (2009 - $9 million and $23 million), respectively.  These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts paid to (received from) these related parties, during the three and nine months ended September 30, 2010 and 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company's aircraft to a private Rogers' family holding company for cash proceeds of $19 million (U.S. $18 million).  The terms of the sale were negotiated by a Special Committee of the Board of Directors, comprising entirely independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

12.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action.  As a national, "opt-in" class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding.  The Company applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal.  That application was later adjourned pending the hearing of certain motions.  In December 2007, the Company brought a motion to stay the proceeding based on the arbitration clause in wireless service agreements.  The Company's motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.  In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions.  In an "opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province.  As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, "opt-out" class action.  In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion.  In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee.  In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process.  In March 2010, the Company was granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the "opt-in/opt-out" decision.  The appeal of the certification decision is scheduled to be heard in December 2010.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.  If the ultimate resolution of this action differs from the Company's assessment and assumptions, a material adjustment to the financial position and results of operations could result.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

13.	Subsequent events:

On October 1, 2010, the Company closed the acquisition to acquire all the issued and outstanding common shares of BV! Media Inc. for $0.40 in cash per share for total consideration of $25 million.  BV! Media Inc. is a leading Canadian internet advertising network and publisher of news and information portals.

On October 5, 2010, the Company announced that it has entered into an agreement to acquire Atria Networks LP, owner and operator of one of Ontario's largest fibre-optic networks for cash consideration of $425 million, subject to certain adjustments and approval from the competition bureau. Atria Networks, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services.  This transaction is subject to regulatory approval and is expected to close in the first quarter of 2011.